                                                                HEI Exhibit 13.1
                                                                ----------------
 Hawaiian Electric Industries, Inc.
 2000 Annual Report to Stockholders

 Contents
--------------------------------------------------------------------------------
       2  Selected Financial Data


       3  Management's Discussion and Analysis of Financial Condition and
          Results of Operations

      16  Quantitative and Qualitative Disclosures about Market Risk


      19  Forward-Looking Statements


      20  Independent Auditors' Report


      21  Consolidated Financial Statements


      51  Directors and Officers


      52  Stockholder Information

Selected Financial Data
------------------------------------------------------------------------------------------------------------------------------------
Hawaiian Electric Industries, Inc. and subsidiaries
Years ended December 31                                        2000          1999           1998            1997            1996
------------------------------------------------------------------------------------------------------------------------------------
(dollars in thousands, except per share amounts)
Results of operations
Revenues.................................................  $1,719,024    $1,523,290      $1,485,165     $1,460,427      $1,402,135
Net income (loss)
    Continuing operations................................  $   45,744    $   92,894      $   94,628     $   91,843      $   80,555
    Discontinued operations..............................           -         3,953          (9,817)        (5,401)         (1,897)
------------------------------------------------------------------------------------------------------------------------------------
                                                           $   45,744    $   96,847      $   84,811     $   86,442      $   78,658
====================================================================================================================================
Basic earnings (loss) per common share
    Continuing operations................................  $     1.41    $     2.89      $     2.96     $     2.93      $     2.66
    Discontinued operations..............................           -          0.12           (0.31)         (0.17)          (0.06)
------------------------------------------------------------------------------------------------------------------------------------
                                                           $     1.41    $     3.01      $     2.65     $     2.76      $     2.60
====================================================================================================================================
Diluted earnings per common share........................  $     1.40    $     3.00      $     2.64     $     2.75      $     2.59
====================================================================================================================================
Return on average common equity..........................         5.4%         11.6%           10.3%          10.9%           10.5%
====================================================================================================================================
Return on average common equity-continuing operations *..         5.4%         11.1%           11.5%          11.6%           10.7%
====================================================================================================================================

Financial position **
Total assets.............................................  $8,469,322    $8,291,026      $8,199,260     $7,946,206      $5,925,496
Deposit liabilities......................................   3,584,646     3,491,655       3,865,736      3,916,600       2,150,370
Securities sold under agreements to repurchase...........     596,504       661,215         523,800        386,691         479,742
Advances from Federal Home Loan Bank.....................   1,249,252     1,189,081         805,581        736,474         684,274
Long-term debt...........................................   1,088,731       977,529         899,598        794,621         802,126
HEI- and HECO-obligated preferred securities of
    trust subsidiaries...................................     200,000       200,000         200,000        150,000               -
Preferred stock of subsidiaries
    Subject to mandatory redemption......................           -             -          33,080         35,770          38,955
    Not subject to mandatory redemption..................      34,406        34,406          48,406         48,293          48,293
Stockholders' equity.....................................     839,059       847,586         826,972        814,681         772,852
Common stock
Book value per common share **...........................       25.43         26.31           25.75          25.54           25.05
Market price per common share
    High.................................................       37.94         40.50           42.56          41.50           39.50
    Low..................................................       27.69         28.06           36.38          32.88           33.25
    December 31..........................................       37.19         28.88           40.25          40.88           36.13
Dividends per common share...............................        2.48          2.48            2.48           2.44            2.41
Dividend payout ratio....................................         176%           82%             94%            88%             93%
Dividend payout ratio-continuing operations..............         176%           86%             84%            83%             91%
Market price to book value per common share **...........         146%          110%            156%           160%            144%
Price earnings ratio ***.................................        26.4x         10.0x           13.6x          14.0x           13.6x
Common shares outstanding (thousands) **.................      32,991        32,213          32,116         31,895          30,853
    Weighted-average.....................................      32,545        32,188          32,014         31,375          30,310
Stockholders ****........................................      38,372        39,970          40,793         41,430          41,773
------------------------------------------------------------------------------------------------------------------------------------
Employees **.............................................       3,126         3,262           3,722          3,672           3,327
====================================================================================================================================

*    Net income from continuing operations divided by average common equity.
**   At December 31.
*** Calculated using December 31 market price per common share divided by basic earnings per common share from continuing operations.
**** At December 31. Registered stockholders plus participants in the HEI
     Dividend Reinvestment and Stock Purchase Plan who are not registered stockholders. At February 14, 2001, HEI had 38,121 registered stockholders and participants.

In December 1997, ASB acquired most of the Hawaii operations of Bank of America, FSB, and in December 2000, the Company wrote off its remaining investment in East Asia Power Resources Corporation. See also Note 16, "Discontinued operations," in the "Notes to Consolidated Financial Statements" for a discussion of the Company's former residential real estate development business and property and casualty insurance business.

See Note 3, "Commitments and contingencies," in the "Notes to Consolidated Financial Statements" for a discussion of certain material contingencies that could adversely affect future results of operations.
================================================================================

  Management's Discussion and Analysis of Financial Condition and Results of
--------------------------------------------------------------------------------
                                  Operations
                                  ----------

The following discussion should be read in conjunction with HEI's consolidated financial statements and accompanying notes.

                             Results of operations
                             ---------------------

Hawaiian Electric Industries, Inc. (HEI) and its subsidiaries (collectively, the Company) reported basic earnings per share from continuing operations and basic earnings per share of $1.41 in 2000, reflecting the improved results of the electric utility and savings bank segments, largely offset by substantially higher losses in the international power segment. Basic earnings per share from continuing operations for 2000 decreased 51% from 1999 in spite of significant increases in earnings from the electric utility and savings bank segments. Basic earnings per share in 2000 were down 53% from 1999. 1999 results included a net gain of $4.0 million for the reversal of part of a loss reserve established in 1998 for discontinued real estate operations after actual losses on real estate dispositions were less than originally estimated and certain contractual commitments were successfully renegotiated.

  The electric utilities' net income for 2000 increased 16% from 1999 as electric utility kilowatthour (KWH) sales increased by 3.2%. American Savings Bank, F.S.B. and subsidiaries (ASB) reported 15% higher net income for 2000 reflecting higher net interest income. The electric utility and savings bank segments have benefited from the improvement in Hawaii's economy. The international power segment reported a $98.5 million higher loss for 2000 due primarily to the losses from and write-off of HEI Power Corp.'s (HEIPC's) indirect investment in East Asia Power Resources Corporation (EAPRC), a Philippines holding company primarily engaged in the electric generation business in Manila and Cebu. The write-off resulted from the continued losses from EAPRC primarily due to devaluation of the Philippine peso, which was impacted by the political and economic instability in the Philippines, and higher-than-expected fuel oil prices. The "other" segment reported income in 2000 compared to losses in 1999 due to the tax benefits related to the write-off of the EAPRC investment. Excluding the losses and write-off related to the EAPRC investment, income from continuing operations for 2000 would have been approximately $106.7 million, or $3.28 per share, a per share increase of 13% over 1999.

  The Company from time to time considers various strategies designed to enhance its competitive position and to maximize shareholder value. These strategies may include the formation of new subsidiaries or the acquisition or disposition of existing businesses. The Company may from time to time be engaged in preliminary discussions, either internally or with third parties, regarding potential transactions. Management cannot predict whether any of these strategies or transactions will be successfully implemented.

  In 1995, the Company formed HEIPC to pursue independent power and integrated energy services projects in Asia and the Pacific through new wholly owned subsidiaries (collectively, the HEIPC Group). The HEIPC Group has a 20-year energy conversion agreement with the Guam Power Authority (GPA), pursuant to which two oil-fired 25 megawatt (MW) (net) units were repaired and are being operated and maintained, and has a 75% interest in a joint venture formed to construct and operate a 200 MW (net) coal-fired power plant in Inner Mongolia, People's Republic of China, over a period of approximately 20 years. The HEIPC Group also invested in Cagayan Electric Power & Light Co., Inc. (CEPALCO) in 1998 and increased its ownership interest in 1999. In March 2000, the HEIPC Group acquired an indirect interest in EAPRC, which investment was written off on December 31, 2000, as described above. Management is currently evaluating its overall international strategy.

  Because its core businesses are providing local electric utility and banking services, HEI's operating results are significantly influenced by Hawaii's economy. After a long and slow recovery period, Hawaii's economy grew 2.8% after inflation in 2000, its strongest growth in a decade. Key drivers of this growth are tourism and construction. Strength in tourism is evident in the 3.5% increase in total visitor arrivals in 2000 to a record high 6.98 million visitors, led by the domestic market, and an estimated 9% growth in total visitor expenditures, following a few years of declines. Construction spending rose 17% (through September 30, 2000), construction jobs jumped over 9% (through November 30, 2000) and the value of building permits were up 13% (through June 30, 2000). Real estate activity also surged in 2000 as a result of increased consumer confidence, falling interest rates and strong offshore demand. Home and condominium sales volumes were up 15% and 20% (through September 30, 2000), respectively, and average home resale prices were also up significantly.

  There is uncertainty about Hawaii's continued economic expansion. Tourism is still heavily influenced by the health of two principal external markets, the U.S. mainland and Japan. The U.S. economy showed signs of weakening in the second half of 2000, and growth may decelerate in 2001. Uncertainties about Japan's economy still remain as it struggles to get back on track. Stock market volatility and reduced valuations may also adversely affect consumer wealth and confidence and consequently affect discretionary travel and investment plans. The state's leading economic indicator, which is a composite of different indicators designed to predict the economy in the near future, has been generally falling since it peaked in December 1999, signaling slower economic growth in 2001.

  Several Hawaii economists, however, predict that Hawaii's economy will continue to expand in the coming year. A number of factors contribute to this optimistic view of economic growth, including continued expansion of the U.S. economy, growth in Asian economies, strength in the construction industry, a local labor market characterized by job growth and low unemployment rates, steady growth in personal income, moderate inflation and low interest rates.

Following is a general discussion of HEI's consolidated results that should be read in conjunction with the segment discussions that follow.

Consolidated
---------------------------------------------------------------------------------------------------------------------------
                                                                           %                          %
(in millions, except per share amounts)                       2000     change            1999     change           1998
---------------------------------------------------------------------------------------------------------------------------
Revenues................................................    $1,719         13          $1,523          3         $1,485
Operating income........................................       155        (34)            234          4            225
Income from continuing operations.......................    $   46        (51)         $   93         (2)        $   95
Gain (loss) from discontinued operations................         -       (100)              4         NM            (10)
                                                          --------                  ---------                  --------
Net income..............................................    $   46        (53)         $   97         14         $   85
                                                          --------                  ---------                  --------
Basic earnings (loss) per share
   Continuing operations................................    $ 1.41        (51)         $ 2.89         (2)        $ 2.96
   Discontinued operations..............................         -       (100)           0.12         NM          (0.31)
                                                          --------                  ---------                  --------
                                                            $ 1.41        (53)         $ 3.01         14         $ 2.65
                                                          --------                  ---------                  --------
Weighted-average number of common shares outstanding....      33.0          2            32.2          1           32.0
Dividend payout ratio...................................       176%                        82%                       94%
Dividend payout ratio - continuing operations...........       176%                        86%                       84%

NM  Not meaningful.

 .    The decrease in 2000 net income from 1999 was due to the losses from and the write-off of the investment in EAPRC. The electric utilities' net income increased 16% and ASB's net income increased 15%.

 .    The 14% increase in 1999 net income over 1998 was due primarily to the discontinued real estate operations. In 1999, actual losses on real estate dispositions were less than originally estimated and certain contractual commitments were successfully renegotiated. Thus, in 1999, the Company reversed a part of the loss reserve established in 1998 for the discontinued real estate operations. The decrease in 1999 income from continuing operations from 1998 was primarily due to a 7% decrease in the electric utilities' net income and a 26% increase in the international power subsidiaries' net loss, partly offset by a 17% increase in ASB's net income.

 .    Shareholder dividends are declared and paid quarterly by HEI at the discretion of HEI's Board of Directors. HEI's Board maintained the 2000 annual dividends per common share at $2.48. The annual dividend per common share was $2.48 in each of 1999 and 1998.

 .    HEI and its predecessor company, Hawaiian Electric Company, Inc. (HECO), have paid dividends continuously since 1901. On January 23, 2001, HEI's Board maintained the quarterly dividend of $0.62 per common share. At the indicated annual dividend rate of $2.48 per share and the closing share price on February 14, 2001 of $36.79, HEI's dividend yield was 6.7%.

Following is a general discussion of revenues, expenses and operating income or loss by business segment. Additional segment information is also shown in Note 2 in the "Notes to Consolidated Financial Statements."

Electric utility
-----------------------------------------------------------------------------------------------------------------------
                                                                            %                       %
(in millions, except per barrel amounts and number of
 employees)                                                    2000     change          1999    change           1998
 -----------------------------------------------------------------------------------------------------------------------
Revenues /1/.............................................    $1,277         21        $1,055         4         $1,016
Expenses
 Fuel oil................................................       363         67           217        11            196
 Purchased power.........................................       311         13           276         -            274
 Other...................................................       410          6           387         5            369
Operating income.........................................       193         11           175        (2)           177
Allowance for funds used during construction.............         8         22             7       (58)            16
Net income...............................................        87         16            75        (7)            81
Return on average common equity..........................      10.7%                     9.4%                    10.4%
Average price per barrel of fuel oil /1/.................    $33.44         63        $20.46         7         $19.14
Kilowatthour sales.......................................     9,272          3         8,985         1          8,870
Number of employees (at December 31).....................     1,941         (2)        1,975        (2)         2,020

/1/ The rate schedules of the electric utilities contain energy cost adjustment clauses through which changes in fuel oil prices and certain components of purchased energy costs are passed on to customers.

 .     In 2000, the electric utilities' revenues increased by 21%, or $222 million, from 1999 due to higher fuel oil prices ($187 million) and a 3.2% increase in KWH sales of electricity ($30 million). The increase in KWH sales was primarily due to the improvement in Hawaii's economy, an increase in the number of customers and warmer temperatures, which result in higher residential and commercial air conditioning usage. The December 2000 average price per barrel of fuel oil increased 47% over December 1999, but the typical monthly residential bill for 600 KWH increased between 11% and 27% for customers. In spite of the increase in rates due to higher fuel prices, the electric utilities' KWH sales have increased. Operating income for 2000 increased by 11% compared to 1999 as a result of higher KWH sales and lower other operation expenses. Fuel oil expense increased 67% due primarily to higher fuel oil prices and more KWHs generated. Purchased power expense increased 13% due primarily to higher fuel oil prices and more KWHs purchased. The 6% increase in other expenses was due to a 20% increase in taxes, other than income taxes, resulting from increased revenues, and a 6% increase in depreciation expense as a result of plant additions, partly offset by a 2% decrease in other operation and maintenance expenses. Other operation and maintenance expenses in 2000 were lower primarily due to a decrease of approximately $19 million in pension and other postretirement benefit expenses. The lower pension and other postretirement benefit expenses were partly due to an increase in the discount rate (from 6.50% at December 31, 1998 to 7.75% at December 31, 1999) and a change in the method of determining market-related value of retirement benefit plan assets. Partly offsetting the impact of decreased retirement benefit expenses were more station maintenance and transmission and distribution maintenance expenses. The allowance for funds used during construction (AFUDC) for 2000 was 22% higher than 1999 due to a higher base on which AFUDC is calculated, including construction in progress related to transmission lines on Oahu.

 .     In 1999, the electric utilities' revenues increased by 4%, or $39 million, from 1998 due to higher fuel oil prices ($21 million), a 1.3% increase in KWH sales of electricity ($12 million) and higher rates at Maui Electric Company, Limited (MECO). The increase in KWH sales was primarily due to an increase in the number of customers and the slight improvement in Hawaii's economy, partly offset by cooler temperatures. In spite of the higher KWH sales, operating income for 1999 decreased 2% compared to 1998 due to higher expenses. Fuel oil expense increased 11% due primarily to higher fuel oil prices and more KWHs generated. The 5% increase in other expenses was due to a 4% increase in other operation and maintenance expenses, a 4% increase in taxes, other than income taxes, resulting from increased revenues, and a 9% increase in depreciation expense as a result of plant additions. Other operation and maintenance expenses in 1999 increased primarily due to more generating unit overhaul work and more transmission and distribution maintenance, partly offset by lower employee benefit costs, including lower pension and other postretirement benefit expenses. AFUDC for 1999 was significantly lower than 1998 due to a lower base on which AFUDC is calculated, including the termination of AFUDC related to the expansion of the Keahole power plant (see "HELCO power situation" in Note 3 of the "Notes to Consolidated Financial Statements").

Competition

The electric utility industry is becoming increasingly competitive. Independent power producers are well established in Hawaii and continue to actively pursue new projects. Customer self-generation, with or without cogeneration, has made inroads in Hawaii and is a continuing competitive factor. Competition in the generation sector in Hawaii is moderated, however, by the scarcity of generation sites, various permitting processes and lack of interconnections to other electric utilities. HECO and its subsidiaries have been able to compete successfully by offering customers economic alternatives that, among other things, employ energy efficient electrotechnologies such as the heat pump water heater.

  In December 1996, the Public Utilities Commission of the State of Hawaii (PUC) instituted a proceeding to identify and examine the issues surrounding electric competition and to determine the impact of competition on the electric utility infrastructure in Hawaii. See "Competition proceeding" in Note 3 of the "Notes to Consolidated Financial Statements."

Regulation of electric utility rates

The PUC has broad discretion in its regulation of the rates charged by HEI's electric utility subsidiaries and in other matters. Any adverse decision and order (D&O) by the PUC concerning the level or method of determining electric utility rates, the authorized returns on equity or other matters, or any prolonged delay in rendering a D&O in a rate or other proceeding, could have a material adverse effect on the Company's financial condition and results of operations. Upon a showing of probable entitlement, the PUC is required to issue an interim D&O in a rate case within 10 months from the date of filing a completed application if the evidentiary hearing is completed (subject to extension for 30 days if the evidentiary hearing is not completed). There is no time limit for rendering a final D&O. Interim rate increases are subject to refund with interest, pending the final outcome of the case. Management cannot predict with certainty when D&Os in pending or future rate cases will be rendered or the amount of any interim or final rate increase that may be granted.

Recent rate requests

HEI's electric utility subsidiaries initiate PUC proceedings from time to time to request electric rate increases to cover rising operating costs, the cost of purchased power and the cost of plant and equipment, including the cost of new capital projects to maintain and improve service reliability. As of February 14, 2001, the return on average common equity (ROACE) found by the PUC to be fair and reasonable in the most recent final rate decision for each utility was 11.4% for HECO (D&O issued on December 11, 1995 and based on a 1995 test year), 11.50% for Hawaii Electric Light Company, Inc. (HELCO) (D&O issued on February 8, 2001 and based on a 2000 test year) and 10.94% for MECO (amended D&O issued on April 6, 1999 and based on a 1999 test year). For 2000, the actual simple average ROACE (calculated under the rate-making method and reported to the PUC) for HECO, HELCO and MECO were 11.51%, 9.24% and 10.94%, respectively.

Hawaii Electric Light Company, Inc.  In October 1999, HELCO filed a request to
-----------------------------------
increase rates by 9.6%, or $15.5 million in annual revenues, based on a 2000 test year, primarily to recover (1) costs relating to an agreement to buy power from the 60 MW plant of Hamakua Energy Partners, L.P. and (2) depreciation of and a return on additional investments in plant, equipment and deferred charges since the last rate case, including pre-air permit facilities placed in service at the Keahole power plant. In its application, HELCO presented evidence to justify an ROACE of 13.5% for the 2000 test year.

  To simplify and expedite the rate case proceeding, HELCO and the Consumer Advocate entered into a negotiated settlement agreement, subject to PUC consideration and approval, with respect to certain test year estimates. In early 2001, HELCO received a final D&O from the PUC authorizing an $8.4 million, or 4.9% increase in annual revenues, effective February 15, 2001 and based on an 11.50% ROACE. The order granted HELCO an increase of approximately $2.3 million in annual revenues, in addition to affirming interim increases that took effect in September 2000 ($3.5 million) and January 2001 ($2.6 million). The $8.4 million increase covered costs relating to the Hamakua Energy Partners, L.P. power purchase agreement and included in rate base $7.6 million for pre-air permit facilities that the PUC found to be used or useful to support the existing generating units at Keahole. The increase also included amounts for HELCO's incremental integrated resource planning costs, which HELCO had previously recovered through a surcharge. The increase did not include amortization expense for and rate base treatment of HELCO's share of the costs of the electric utilities' recent computer system development project, which the PUC disallowed for ratemaking purposes. In its D&O, the PUC indicated that the electric utilities had not received prior PUC approval to defer the costs for future recovery and the costs were incurred prior to the 2000 test year.

  The timing of a future HELCO rate increase request, if any, to recover costs relating to adding two combustion turbines at Keahole, including the remaining $14.8 million cost of pre-air permit facilities, will depend on future circumstances. See "HELCO power situation" in Note 3 of the "Notes to Consolidated Financial Statements."

Maui Electric Company, Limited.  In January 1998, MECO filed a request to
------------------------------
increase rates, based on a 1999 test year, primarily to recover costs relating to the addition of generating unit M17 in late 1998. In November 1998, MECO revised its requested increase to 11.9%, or $16.4 million, in annual revenues, based on a 12.75% ROACE. In April 1999, MECO received an amended final D&O from the PUC which authorized an 8.2%, or $11.3 million, increase in annual revenues, based on a 1999 test year and a 10.94% ROACE.

Energy cost adjustment clauses

The rate schedules of the electric utility subsidiaries include energy cost adjustment clauses under which electric rates are adjusted for changes in the weighted-average price paid for fuel oil and certain components of purchased power, and the relative amounts of company-generated power and purchased power. Accordingly, changes in fuel oil prices and certain components of purchased power costs are passed on to customers. In the December 30, 1997 D&Os approving HECO and its subsidiaries' fuel supply contracts, the PUC noted that, in light of the length of the fuel supply contracts and the relative stability of fuel prices, the need for the continued use of energy cost adjustment clauses will be the subject of investigation in a generic docket or in a future rate case. The electric utility subsidiaries believe the energy cost adjustment clauses continue to be necessary. In the final D&Os for MECO's 1999 and HELCO's 2000 test year rate increase applications, the energy cost adjustment clauses were continued.

Collective bargaining agreements

In August 2000, HECO, MECO and HELCO employees represented by the International Brotherhood of Electrical Workers, AFL-CIO, Local 1260, ratified new collective bargaining agreements covering approximately 62% of the employees of HECO, MECO and HELCO. The new collective bargaining agreements (including benefit agreements) cover a three-year period from November 1, 2000 through October 31, 2003. The main provisions of the agreements include noncompounded wage increases of 2.25% effective November 1, 2000, 2.5% effective November 1, 2001 and 2.5% effective November 1, 2002. The agreements also included increased employee contributions to medical premiums.

Accounting for the effects of certain types of regulation

In accordance with Statement of Financial Accounting Standards (SFAS) No. 71, "Accounting for the Effects of Certain Types of Regulation," the Company's financial statements reflect assets and costs of HECO and its subsidiaries based on current cost-based rate-making regulations. Management believes HECO and its subsidiaries' operations currently satisfy the SFAS No. 71 criteria. However, if events or circumstances should change so that those criteria are no longer satisfied, management believes that a material adverse effect on the Company's results of operations, financial position or liquidity may result. See Notes 1 and 3 in the "Notes to Consolidated Financial Statements."

Commitments and contingencies

See "Commitments and contingencies" in Note 3 of the "Notes to Consolidated Financial Statements."

Savings bank
-------------------------------------------------------------------------------------------------------------------------
                                                                             %                         %
(in millions)                                                  2000     change           1999     change            1998
-------------------------------------------------------------------------------------------------------------------------
Revenues...............................................      $  451         10         $  410          -          $  410
Net interest income....................................         185          7            173          6             164
Operating income.......................................          70         16             60         12              54
Net income.............................................          41         15             35         17              30
Return on average common equity........................        11.0%                     10.2%                       9.2%
Interest-earning assets
 Average balance /1/...................................      $5,562          5         $5,305          2          $5,187
 Weighted-average yield................................        7.61%         6           7.16%        (2)           7.34%
Interest-bearing liabilities
 Average balance /1/...................................      $5,418          4         $5,212          2          $5,126
 Weighted-average rate.................................        4.41%        11           3.97%        (6)           4.23%
Interest rate spread...................................        3.20%         -           3.19%         3            3.11%

/1/ Calculated using the average month-end balances during the years.

Earnings of ASB depend primarily on net interest income, the difference between interest income earned on interest-earning assets (loans receivable and investment and mortgage/asset-backed securities) and interest expense incurred on interest-bearing liabilities (deposit liabilities and borrowings). ASB's loan volumes and yields are affected by market interest rates, competition, demand for real estate financing, availability of funds and management's responses to these factors. Other factors affecting ASB's operating results include income from servicing loans, provision for loan losses and expenses from operations.

   Deposits traditionally have been the principal source of ASB's funds for use in lending, meeting liquidity requirements and making investments. ASB also derives funds from borrowings, payments of interest and principal on outstanding loans receivable and investment and mortgage/asset-backed securities and other sources. Advances from the Federal Home Loan Bank (FHLB) of Seattle continue to be a significant source of funds as the demand for deposits decreases due in part to increased competition from money market and mutual funds. Using sources of funds with a higher cost than deposits, such as advances from the FHLB, puts downward pressure on ASB's net interest income.

 . ASB's 2000 revenues increased 10% over 1999 due to higher weighted-average yields on mortgage/asset-backed securities and loan balances and a 5% higher average balance of interest-earning assets. 2000 net interest income increased 7% over 1999 due to the higher volume of business and a slightly higher interest rate spread--the difference between the weighted-average yield on interest-earning assets and the weighted-average rate on interest-bearing liabilities. In addition to the higher net interest income in 2000, the provision for loan losses decreased by $3.5 million, or 21%. As of December 31, 2000 and 1999, ASB's allowance for loan losses were $37.4 million and $35.3 million, respectively. ASB's ratio of net charge-offs to average loans outstanding was 0.34% for 2000 compared to 0.66% for 1999 and an annualized 0.19% for all U.S. thrifts for the first nine months of 2000. ASB's nonaccrual and renegotiated loans represented 1.5% of total loans outstanding at December 31, 2000 compared to 2.3% a year earlier. Partly offsetting the higher net interest income in 2000 was a writedown of "available-for-sale" debt securities. See Note 4 in the "Notes to Consolidated Financial Statements."

 . ASB's 1999 revenues were comparable to 1998 due to a 2% higher average balance of interest-earning assets, offset by a 2% lower weighted-average yield on interest-earning assets. Net interest income in 1999 increased 6% over 1998 due to the higher volume of business and a higher interest rate spread. The decrease in rates paid on ASB's passbook and savings accounts (reduced 50 basis points) and checking accounts (reduced 25 basis points), effective October 1, 1998, contributed to the increase in ASB's interest rate spread. Partly offsetting the higher net interest income in 1999 were higher administrative and general expenses, including higher compensation and employee benefits, higher office occupancy and equipment expenses, and an increase in the provision for loan losses. As of December 31, 1999 and 1998, ASB's allowance for loan losses were $35.3 million and $39.8 million, respectively. In 1999, management disposed of nonperforming loans at a loss, which resulted in higher charge-offs. ASB's ratio of net charge-offs to average loans outstanding was 0.66% for 1999 compared to 0.13% for 1998 and 0.18% for all U.S. thrifts for 1999. On the positive side, ASB's nonaccrual and renegotiated loans represented 2.3% of total loans outstanding at December 31, 1999 compared to 3.1% a year earlier. Consulting fees for 1999 decreased as 1998 fees included the costs to integrate the Bank of America, FSB operations acquired in December 1997, (including consulting expenditures to consolidate and streamline operations). Year 2000 remediation expenses were comparable in 1999 and 1998 at approximately $2.7 million.

Regulation

Federal Deposit Insurance Corporation (FDIC) regulations restrict the ability of financial institutions that are not "well-capitalized" to compete on the same terms as "well-capitalized" institutions, such as by offering interest rates on deposits that are significantly higher than the rates offered by competing institutions. As of December 31, 2000, ASB was "well-capitalized" (ratio requirements noted in parentheses) with a leverage ratio of 6.1% (5.0%), a Tier-1 risk-based ratio of 10.4% (6.0%) and a total risk-based ratio of 11.4% (10.0%).

Examination of ASB by the Office of Thrift Supervision (OTS).  ASB is subject to
------------------------------------------------------------
examination by the OTS. In conducting its examinations, the OTS utilizes the Uniform Financial Institutions Rating System adopted by the Federal Financial Institutions Examination Council, which system utilizes the "CAMELS" criteria for rating financial institutions. The six components in the rating system are:

Capital adequacy, Asset quality, Management, Earnings, Liquidity and Sensitivity
-                 -              -           -         -             -
to market risk.

   Thrift Bulletin (TB) 13a, adopted by the OTS on December 1, 1998, provides guidance on the management of interest rate risks, investment securities and derivatives activities. TB 13a updates the OTS's minimum standards for thrift institutions' interest rate risk management practices with regard to board-approved limits and interest rate risk measurement systems. Management has developed and is implementing an action plan to improve ASB's interest rate risk position. The current plan includes making changes to improve the matching of asset and liability durations, such as lengthening the term of costing liabilities and selling a portion of ASB's long-term fixed rate loan production.

   During 2000, the OTS conducted Community Reinvestment Act, compliance, systems, holding company and safety and soundness examinations of ASB. The most recent OTS safety and soundness examination, covering the period from January 1, 1999, up to and including March 31, 2000, was completed on June 16, 2000.

Federal Thrift Charter.  In November 1999, Congress passed the Gramm-Leach-
----------------------
Bliley Act of 1998 (the Act), under which banks, insurance companies and investment firms can compete directly against each other, thereby allowing "one-stop shopping" for an array of financial services. Although the Act further restricts the creation of so-called "unitary savings and loan holding companies" (i.e., companies such as HEI whose subsidiaries include one or more savings associations and one or more nonfinancial subsidiaries), the unitary savings and loan holding company relationship among HEI, HEI Diversified, Inc. (HEIDI) and ASB is "grandfathered" under the Act so that HEI and its subsidiaries will be able to continue to engage in their current activities. It is too early to assess the net effect of the Act on ASB's competitive position. On the one hand, the availability of "one-stop shopping" for financial services might increase competitive pressures on ASB. On the other hand, the restriction on the creation of new unitary savings and loan association holding companies may decrease competitive pressure by reducing the incentive to create new thrifts. Under the Act, any proposed acquisition of ASB would have to satisfy applicable statutory and regulatory requirements and potential acquirers of ASB would most likely be limited to companies that are already qualified as, or capable of qualifying as, either a traditional savings and loan association holding company or a bank holding company, or as one of the newly authorized financial holding companies permitted under the Act.

OTS proposal.  In October 2000, the OTS issued a notice of proposed rulemaking
------------
which establishes thresholds and criteria that would require certain savings and loan holding companies to give the OTS 30 days advance notice before undertaking certain significant new business activities so the OTS can assess the potential impact on the risk profile of the consolidated entity and subsidiary thrifts. For nonexempt holding companies, significant new business activities would include certain debt transactions, certain asset acquisitions and transactions that, when combined with all other transactions during the past 12 months, reduced the holding company's tangible capital ratio by 10% or more. Under the proposed rules, HEI expects that it would be a nonexempt holding company and would be subject to the advance notice requirements. The proposed rules, if adopted, would place additional reporting requirements on HEI and could restrict the activities of HEI and its nonthrift subsidiaries. HEI management submitted comments opposing the proposal and contends that it is not needed to address any demonstrated shortcoming of regulatory authority. It is the Company's position that the OTS's existing powers and reporting requirements already comprehensively address the supervisory concerns raised in the proposal. Hence, HEI management believes the proposal adds unnecessary regulatory burdens upon holding companies without sufficient justification for the same. The period for submitting comments on the proposed rules expired on February 9, 2001. It is not known when the OTS will make a decision as to whether or not to adopt the proposed rules. The Company cannot predict the final outcome of this rulemaking, but management believes that the rules, if adopted as proposed, could have a material adverse effect on the Company's results of operations, financial condition or liquidity.

International Power
---------------------------------------------------------------------------------------------------------
                                                                   %                      %
(in millions)                                         2000     change        1999     change         1998
---------------------------------------------------------------------------------------------------------
Revenues.....................................        $ (12)        NM       $   4         (6)       $   5
Operating loss...............................         (101)    (2,036)         (5)       (50)          (3)

NM  Not meaningful.

HEIPC was formed in March 1995 and its subsidiaries have been formed from time to time to pursue independent power and integrated energy services projects in Asia and the Pacific. The HEIPC Group had consolidated operating losses of $101.1 million in 2000, $4.7 million in 1999 and $3.2 million in 1998. The increase in the 2000 operating loss was due to $24.1 million of equity losses from HEIPC's indirect investment in EAPRC (which have been recorded in revenues), the $65.7 million pretax write-off of this investment and the accrual of the potential payment obligation under an HEI guaranty of $10 million of EAPRC loans. The write-off and accrual have been charged to operating expenses. The increase in the 1999 operating loss was due to increased business development expenses and a unit mechanical failure in Guam, partly offset by 1999 dividends from the CEPALCO investment in the Philippines.

   In September 1996, HEI Power Corp. Guam (HPG), entered into an energy conversion agreement for approximately 20 years with the GPA, pursuant to which HPG has repaired and is operating and maintaining two oil-fired 25 MW (net) units in Tanguisson, Guam. HPG's total cost to repair the two units was $15 million. The GPA project site is contaminated with oil from spills occurring prior to HPG's assuming operational control. HPG has agreed to manage the operation and maintenance of GPA's waste oil recovery system at the project site consistent with GPA's oil recovery plan as approved by the U.S. Environmental Protection Agency. GPA, however, has agreed to indemnify and hold HPG harmless from any pre-existing environmental liability.

   In 1998 and 1999, the HEIPC Group acquired what is now a 75% interest in a joint venture, Baotou Tianjiao Power Co., Ltd., formed to design, construct, own, operate and manage a 200 MW (net) coal-fired power plant to be located inside Baotou Iron & Steel (Group) Co., Ltd.'s complex in Inner Mongolia, People's Republic of China. See "China project" in Note 5 of the "Notes to Consolidated Financial Statements."

   In December 1998, the HEIPC Group invested $7.6 million to acquire convertible cumulative nonparticipating 8% preferred shares in CEPALCO, an electric distribution company in the Philippines. In September 1999, the HEIPC Group also acquired 5% of the outstanding CEPALCO common stock for $2.1 million. The acquisitions were strategic moves intended to put the HEIPC Group in a position to participate in the anticipated privatization of the National Power Corporation and growth in the electric distribution business in the Philippines.

   On March 7, 2000, an indirect subsidiary of HEIPC acquired a 50% interest in EPHE Philippines Energy Company, Inc. (EPHE), an indirect subsidiary of El Paso Energy Corporation, for $87.5 million plus up to an additional $6 million of payments contingent upon future earnings of EAPRC. EPHE owns approximately 91.7% of the common shares of EAPRC, a Philippines holding company primarily engaged in the electric generation business in Manila and

Cebu through its direct and indirect subsidiaries, using land and barge-based generating facilities fired by bunker fuel oil, with total installed capacity of approximately 390 MW. See "Philippines investment" in Note 5 in the "Notes to Consolidated Financial Statements."

   The HEIPC Group's higher net loss for 2000 compared to 1999 is primarily attributable to the losses from and the write-off of the investment in EAPRC. Higher fuel oil prices and the weakened value of the Philippine peso were the primary causes of the losses incurred by EAPRC in 2000. Due to the level of losses incurred in 2000 and the changes in the political and economic conditions related to the investment in EAPRC (e.g., devaluation of the Philippines peso and increase in fuel oil prices), management determined that the investment was impaired based on an estimate of the undiscounted future operating cash flows and on December 31, 2000, wrote off the remaining investment in EAPRC based upon management's estimate of fair value using anticipated cash flows discounted at a rate commensurate with the risks involved.

   Management is evaluating the overall international strategy and HEIPC's strategic alternatives. The Company will not be investing in new international power projects during this period of evaluation.

   As of December 31, 2000, the HEIPC Group has invested in or advanced to overseas power projects approximately $147 million, $100 million of which has been written off. The success of any project undertaken by the HEIPC Group is dependent on many factors, including the economic, political, monetary, technological, regulatory and logistical circumstances surrounding each project and the location of the project. Due to political or regulatory actions or other circumstances, projects may be delayed or even prohibited. There is no assurance that any project undertaken by the HEIPC Group will be successfully completed or that the HEIPC Group's investment in any such project will not be lost, in whole or in part.

Other
-----------------------------------------------------------------------------------------------------------
                                                                         %                     %
(in millions)                                              2000     change        1999    change       1998
-----------------------------------------------------------------------------------------------------------
Revenues..........................................        $   3        (94)      $  54        (1)     $  54
Operating income (loss)...........................           (7)        NM           4        NM         (3)

NM  Not meaningful.

The "other" business segment includes results of operations of The Old Oahu Tug Service, Inc., formerly named Hawaiian Tug & Barge Corp. (HTB), and its formerly owned subsidiary, Young Brothers, Limited (YB), maritime freight transportation companies which were sold or shutdown in the fourth quarter of 1999; Pacific Energy Conservation Services, Inc., a contract services company primarily providing windfarm operational and maintenance services to an affiliated electric utility; HEI District Cooling, Inc., a company formed to develop, build, own, lease, operate and/or maintain central chilled water, cooling system facilities, and other energy related products and services; ProVision Technologies, Inc., a company formed to sell, install, operate and maintain on-site power generation equipment and auxiliary appliances in Hawaii and the Pacific Rim; HEI Properties, Inc., a company currently holding passive investments and expected to hold real estate and related assets; HEI Leasing, Inc., a company formed to own real estate subject to leases; Hawaiian Electric Industries Capital Trust I, HEI Preferred Funding, LP and Hycap Management, Inc., companies formed primarily for the purpose of effecting the issuance of 8.36% Trust Originated Preferred Securities; HEI and HEIDI, holding companies; and eliminations of intercompany transactions.

 . In November 1999, HTB sold YB and substantially all of its operating assets for a nominal gain. The freight transportation subsidiaries recorded revenues of $48.6 million and $53.2 million and operating income of $5.9 million and $5.0 million in 1999 and 1998 respectively. Operating income in 1999 increased primarily due to a pension settlement and curtailment gain resulting from the transfer of active employees to a subsidiary of the purchaser of YB.

 . HEI Investment Corp. (HEIIC), a company primarily holding investments in leveraged leases, recorded operating income of $5.1 million in 1999 and $0.8 million in 1998. In 1999, HEIIC recorded $3.7 million in pretax income resulting from the elimination of a loss accrual related to the leveraged leases. In early 2000, HEIIC's name was changed and all of its common stock was contributed to HEIPC.

 . Corporate and other subsidiaries' operating loss was $6.7 million in 2000, $7.5 million in 1999 and $9.1 million in 1998. In 2000, an HEI subsidiary recorded $2.5 million in pretax income, its proportionate share of income from an investment in UTECH Venture Capital Corporation. Also in 2000, HEI recorded $1.7 million of pretax expense compared to $1.1 million of pretax income in 1999 and $1.0 million of pretax expense in 1998 for outstanding stock options, reflecting the fluctuations in HEI's stock price.

Discontinued operations
--------------------------------------------------------------------------------
See Note 16 in the "Notes to Consolidated Financial Statements."

Environmental matters
--------------------------------------------------------------------------------
HEI and its subsidiaries are subject to environmental laws and regulations which could potentially impact the Company in material adverse respects in terms of operating existing facilities, constructing and operating new facilities and ensuring the proper cleanup and disposal of hazardous waste and toxic substances. Management believes that the recovery through rates of most, if not all, of any costs incurred by HECO and its subsidiaries in complying with these environmental requirements would be allowed by the PUC. Based on information available to the Company, management is not aware of any contingent liabilities relating to environmental matters that would have a material adverse effect on the Company.

   Also, see the HPG discussion under "International Power" above and Note 3 in the "Notes to Consolidated Financial Statements."

Effects of inflation
--------------------------------------------------------------------------------
U.S. inflation, as measured by the U.S. Consumer Price Index, averaged 3.4% in 2000, 2.2% in 1999 and 1.6% in 1998. Hawaii inflation, as measured by the Honolulu Consumer Price Index, averaged an estimated 1.7% in 2000, 1.0% in 1999 and (0.2)% in 1998. Although the rate of inflation over the past three years has been relatively low compared with the late 1970's and early 1980's, the rate has been increasing and inflation continues to have an impact on HEI's operations.

  Inflation increases operating costs and the replacement cost of assets. Subsidiaries with significant physical assets, such as the electric utilities, replace assets at much higher costs and must request and obtain rate increases to maintain adequate earnings. In the past, the PUC has generally approved rate increases to cover the effects of inflation. In 2001, 2000 and 1999, the electric utilities received rate increases, in part to cover increases in construction costs and operating expenses due to inflation.

Recent accounting pronouncements
--------------------------------------------------------------------------------
See "Recent accounting pronouncements" in Note 1 of the "Notes to Consolidated Financial Statements."

                        Liquidity and capital resources
                        -------------------------------
Consolidated
--------------------------------------------------------------------------------
The Company believes that its ability to generate cash, both internally from operations and externally from debt and equity issues, is adequate to maintain sufficient liquidity to fund its construction programs and investments and to cover debt and other cash requirements in the foreseeable future.

   The Company's total assets were $8.5 billion and $8.3 billion at December 31, 2000 and 1999, respectively. Asset growth in 2000 and 1999 primarily stemmed from the growth in ASB's investment and mortgage/asset-backed securities.

  The consolidated capital structure of HEI was as follows:

December 31                                                                     2000                  1999
----------------------------------------------------------------------------------------------------------------
(in millions)
Short-term borrowings..................................................   $  104        5%      $  152         7%
Long-term debt.........................................................    1,089       48          978        44
HEI- and HECO-obligated preferred securities of trust subsidiaries.....      200        9          200         9
Preferred stock of subsidiaries........................................       34        1           34         2
Minority interests.....................................................        1        -            1         -
Common stock equity....................................................      839       37          848        38
----------------------------------------------------------------------------------------------------------------
                                                                          $2,267      100%      $2,213       100%
================================================================================================================

ASB's deposit liabilities, securities sold under agreements to repurchase and advances from the FHLB of Seattle are not included in the table above.

   As of February 14, 2001, the Standard & Poor's (S&P) and Moody's Investors Service's (Moody's) ratings of HEI's and HECO's securities were as follows:

                                                                S&P      Moody's
--------------------------------------------------------------------------------

HEI
---
Commercial paper............................................... A-2       P-2
Medium-term notes.............................................. BBB       Baa2
HEI-obligated preferred securities of trust subsidiary......... BB+       baa3

HECO
----
Commercial paper............................................... A-2       P-2
Revenue bonds (insured)........................................ AAA       Aaa
Revenue bonds (noninsured)..................................... BBB+      Baa1
HECO-obligated preferred securities of trust subsidiaries...... BBB-      baa1
Cumulative preferred stock (selected series)................... nr        baa2

nr  Not rated.

The above ratings are not recommendations to buy, sell or hold any securities; such ratings may be subject to revision or withdrawal at any time by the rating agencies; and each rating should be evaluated independently of any other rating.

In March 2000, S&P affirmed the ratings for HEI and HECO, and, at the same time, revised its credit outlook on HEI and HECO to negative from stable, citing the expanding investment in foreign independent power projects which weakens the company's consolidated business risk profile. Neither HEI nor HECO management can predict with certainty future rating agency actions or their effects on the future cost of capital to HEI or HECO.

   Operating activities provided net cash of $262 million in 2000, $209 million in 1999 and $225 million in 1998. Investing activities used net cash of $338 million in 2000, $428 million in 1999 and $233 million in 1998. In 2000, net cash used for investing activities consisted primarily of the purchase of mortgage/asset-backed and investment securities and the origination of loans (net of repayments and proceeds from sales), the HEIPC Group's investment in the Philippines and capital expenditures. Financing activities provided net cash of $77 million in 2000, $2 million in 1999 and $161 million in 1998. In 2000, cash from financing activities was provided by the net increases in certain liabilities (deposit liabilities, advances from the FHLB of Seattle and long-term debt), partly offset by net decreases in securities sold under agreements to repurchase and short-term borrowings and the payment of common stock dividends and trust preferred securities distributions.

   A portion of the net assets of HECO and ASB is not available for transfer to HEI in the form of dividends, loans or advances without regulatory approval. However, such restrictions are not expected to significantly affect the operations of HEI, its ability to pay dividends on its common stock or its ability to meet its cash obligations. See Note 14 in the "Notes to Consolidated Financial Statements."

   Total HEI consolidated financing requirements for 2001 through 2005, including net capital expenditures (which exclude the allowance for funds used during construction and capital expenditures funded by third-party contributions in aid of construction), long-term debt retirements (excluding repayments of advances from the FHLB of Seattle and securities sold under agreements to repurchase) and preferred stock retirements, are estimated to total $1.3 billion. Of this amount, approximately $0.7 billion is for net capital expenditures (mostly relating to the electric utilities' net capital expenditures described below). HEI's consolidated internal sources, after the payment of HEI dividends, are expected to provide approximately 59% of the consolidated financing requirements, with debt and equity financing providing the remaining requirements. Additional debt and equity financing may be required to fund activities not included in the 2001 through 2005 forecast, such as increases in the amount of or an acceleration of capital expenditures of the electric utilities.

Following is a discussion of the liquidity and capital resources of HEI's largest segments.

Electric utility
--------------------------------------------------------------------------------

HECO's consolidated capital structure was as follows:

December 31                                                            2000                  1999
-------------------------------------------------------------------------------------------------------
(in millions)
Short-term borrowings from nonaffiliates and affiliate.......    $   113     7%       $   107       6%
Long-term debt...............................................        668    38            646      38
HECO-obligated preferred securities of trust subsidiaries....        100     6            100       6
Preferred stock..............................................         34     2             34       2
Common stock equity..........................................        825    47            806      48
------------------------------------------------------------------------------------------------------
                                                                 $ 1,740   100%       $ 1,693     100%
======================================================================================================

In 2000, the electric utilities' investing activities used $121 million in cash, primarily for capital expenditures. Financing activities used net cash of $48 million, including $77 million for the payment of common and preferred stock dividends and preferred securities distributions, partially offset by a $5 million net increase (excluding prepaid interest) in short-term borrowings and a $22 million net increase in long-term debt. Operating activities provided $169 million toward capital expenditures and the payment of dividends and distributions on trust preferred securities.

   The electric utilities' consolidated financing requirements for 2001 through 2005, including net capital expenditures and long-term debt repayments, are estimated to total $607 million. HECO's consolidated internal sources, after the payment of common stock and preferred stock dividends, are expected to provide approximately 95% of the total requirements, with debt and equity financing providing the remaining requirements.

   As of December 31, 2000, $19 million of proceeds from previous sales by the Department of Budget and Finance of the State of Hawaii of special purpose revenue bonds issued for the benefit of HECO remain undrawn. Also as of December 31, 2000, an additional $65 million of special purpose revenue bonds were authorized by the Hawaii Legislature for issuance for the benefit of HECO and HELCO prior to the end of 2003. HECO estimates that it will require approximately $5 million in new common equity, in addition to retained earnings, over the five-year period 2001 through 2005. The PUC must approve issuances, if any, of long-term securities by HECO, HELCO and MECO.

   Capital expenditures include the costs of projects which are required to meet expected load growth, to improve reliability and to replace and upgrade existing equipment. Net capital expenditures for the five-year period 2001 through 2005 are currently estimated to total $0.6 billion. Approximately 65% of forecast gross capital expenditures, which includes the allowance for funds used during construction and capital expenditures funded by third-party contributions in aid of construction, is for transmission and distribution projects, with the remaining 35% primarily for generation projects.

   For 2001, electric utility net capital expenditures are estimated to be $122 million. Gross capital expenditures are estimated to be $138 million, including approximately $98 million for transmission and distribution projects, approximately $24 million for generation projects and approximately $16 million for general plant and other projects. Drawdowns of proceeds from previous sales of tax-exempt special purpose revenue bonds and the generation of funds from internal sources are expected to provide the cash needed for the net capital expenditures in 2001.

  Management periodically reviews capital expenditure estimates and the timing of construction projects. These estimates may change significantly as a result of many considerations, including changes in economic conditions, changes in forecasts of KWH sales and peak load, the availability of purchased power and changes in expectations concerning the construction and ownership of future generating units, the availability of generating sites and transmission and distribution corridors, the ability to obtain adequate and timely rate increases, escalation in construction costs, demand-side management programs and requirements of environmental and other regulatory and permitting authorities.

  See Note 3 in the "Notes to Consolidated Financial Statements" for a discussion of fuel and power purchase commitments.

Savings bank
---------------------------------------------------------------------------------------------------------------------
                                                                                             %                      %
December 31                                                                   2000      change       1999      Change
---------------------------------------------------------------------------------------------------------------------
(in millions)

Assets..................................................................      $5,969         2       $5,848         3
Available-for-sale investment and mortgage/asset-backed securities......         165        NM            -         -
Held-to maturity investment and mortgage/asset-backed securities........       2,106        (3)       2,160        14
Loans receivable, net...................................................       3,211         -        3,212         2
Deposit liabilities.....................................................       3,585         3        3,492       (10)
Securities sold under agreements to repurchase..........................         597       (10)         661        26
Advances from FHLB......................................................       1,249         5        1,189        48

NM Not meaningful.

As of December 31, 2000, ASB was the third largest financial institution in the state based on assets of $6.0 billion and deposits of $3.6 billion.

   At December 31, 2000, loans that did not accrue interest totaled $47.6 million or 1.5% of net loans outstanding, compared to $68.5 million or 2.1% at December 31, 1999. At December 31, 2000, there were 57 properties acquired in settlement of loans valued at $8.9 million, compared to 59 properties valued at $4.6 million at December 31, 1999.

  For 2000, investing activities used net cash of $127 million, primarily due to the purchase of mortgage/asset-backed and investment securities and origination of loans, net of repayments and proceeds from sales. Net cash provided by financing activities in 2000 was $61 million, due largely to net increases of $93 million in deposit liabilities and $60 million in advances from FHLB, partly offset by a net decrease of $67 million in securities sold under agreements to repurchase and by $25 million in common and preferred stock dividends.

  Minimum liquidity levels are currently governed by the regulations adopted by the OTS. ASB was in compliance with OTS liquidity requirements as of December 31, 2000.

  ASB believes that a satisfactory regulatory capital position provides a basis for public confidence, affords protection to depositors, helps to ensure continued access to capital markets on favorable terms and provides a foundation for growth. As of December 31, 2000, ASB was in compliance with the OTS minimum capital requirements (ratio requirements noted in parentheses) with a tangible capital ratio of 6.1% (1.5%), a core capital ratio of 6.1% (4.0%) and a risk-based capital ratio of 11.4% (8.0%).

          Quantitative and Qualitative Disclosures about Market Risk
--------------------------------------------------------------------------------

The Company manages various market risks in the ordinary course of business, including credit risk and liquidity risk, and believes its exposures to these risks are not material as of December 31, 2000. Because the Company does not have a portfolio of trading assets, the Company is not exposed to market risk from trading activities.

  The Company is exposed to some commodity price risk and foreign currency exchange rate risk. The Company's commodity price risk is mitigated by the electric utilities' energy cost adjustment clauses in their rate schedules and the fact that when construction of the China project is completed, the plant will use coal, the price of which is expected to be stable as supplies in China are abundant. See "China project" in Note 5 of the "Notes to Consolidated Financial Statements." Further, the power purchase agreement for China contains an adjustment clause for foreign currency fluctuations for approximately 60% of expected distributions, and the Chinese Renminbi has been relatively stable over the last few years. Volatility is expected, however, if China enters the World Trade Organization and the Renminbi moves to a floating currency. As of December 31, 2000, the Company's China investment amounted to approximately $25 million. The Company has written off its investment in EAPRC in the Philippines where the Philippine peso to U.S. dollar exchange rate was highly volatile during 2000. The Company's remaining investments in the Philippines as of December 31, 2000 consisted primarily of $9.7 million in CEPALCO. The Company currently has no hedges against its commodity price risk and foreign currency exchange rate risks.

  The Company considers interest rate risk to be a very significant market risk as it could potentially have a significant effect on the Company's financial condition and results of operations. Interest rate risk can be defined as the exposure of the Company's earnings to adverse movements in interest rates. In April 2000, simultaneous with the sale of $100 million of medium-term notes, HEI entered into a swap agreement to manage a portion of its interest rate risk. The swap effectively fixed the interest rate on the $100 million of debt at 7.995% until maturity. Other than this swap, in general, the Company does not currently use derivatives to manage interest rate risk.

  The Company's success is dependent, in part, upon ASB's ability to manage interest rate risk. ASB's Asset/Liability Management Committee (ALMCO) serves as the group charged with the responsibility of managing interest rate risk and of carrying out the overall investment objectives and activities of ASB as approved by the ASB Board of Directors. ALMCO establishes policies that monitor and coordinate ASB's sources, uses and pricing of funds.

  ASB continues to reduce the volatility of its net interest income by managing the relationship of interest-sensitive assets to interest-sensitive liabilities. To accomplish this, management has attempted to increase the amount of variable rate assets. This has been difficult, however, in the relatively low interest rate environment.

  Residential real estate lending is and will continue to be a key component of ASB's business. Residential lending demand in Hawaii has been primarily for fixed rate products. Management has sold fixed rate loans and has made significant purchases of adjustable-rate mortgage/asset-backed securities (MBS) to offset predominantly fixed rate loan production. ASB purchases adjustable-rate MBS with interest rates that are adjusted primarily based on changes in U.S. Treasury and London InterBank Offered Rate indices.

  ASB plans to build its portfolio of consumer and business banking loans which generally earn higher rates of interest and have maturities shorter than residential real estate loans. However, the origination of consumer and business banking loans involves risks different from those associated with originating residential real estate loans. For example, credit risk associated with consumer and business banking loans is generally higher than for mortgage loans, the sources and level of competition may be different and, compared to residential real estate lending, consumer and business banking lending is a relatively new business for ASB. These different risk factors are considered in the underwriting and pricing standards established for consumer and business banking loans.

  ASB's approach to managing interest rate risk includes the changing of repricing terms and diversifying the mix of maturities on certificates of deposits and other interest-bearing liabilities. ASB manages the maturities of its borrowings to balance changes in the demand for deposit maturities. ASB has emphasized the need to attract core deposits that ASB believes are a steady funding source having less sensitivity to changes in market interest rates than other funding sources. At December 31, 2000, core deposits comprised 55% of ASB's deposit base, compared to 58% at December 31, 1999.

  The tables below provide contractual balances of ASB's on- and off-balance sheet financial instruments in U.S. dollars at the expected maturity dates as well as the estimated fair values of those on- and off-balance sheet financial instruments as of December 31, 2000 and 1999, and constitute "forward-looking statements." The expected maturity categories take into consideration historical prepayment rates as well as actual amortization of principal and do not take into consideration reinvestment of cash. Various prepayment rates ranging from 8% to 29% and 10% to 34% were used in computing the expected maturity of ASB's interest-sensitive assets as of December 31, 2000 and 1999, respectively. The expected maturity categories for interest-sensitive core deposits take into consideration historical attrition rates based on core deposit studies. Core deposit attrition rates ranging from 14% to 32% were used in expected maturity computations for core deposits. The weighted-average interest rates for the various assets and liabilities presented are as of December 31, 2000 and 1999. See Note 17 in the "Notes to Consolidated Financial Statements" for descriptions of the methods and assumptions used to estimate fair value of each applicable class of financial instruments.

Savings bank
---------------------------------------------------------------------------------------------------------------

                                           Expected maturity/principal repayment             December 31, 2000
---------------------------------------------------------------------------------------------------------------
                                                                                                      Estimated
                                                                                    There-                 fair
(in millions)                                2001    2002    2003    2004    2005    After    Total       value
---------------------------------------------------------------------------------------------------------------
Interest-sensitive assets
Mortgage loans and MBS
   Adjustable rate                         $  475   $ 370   $ 289   $ 223   $ 173   $  571   $2,101      $2,140
        Average interest rate                 7.9%    7.9%    7.9%    7.9%    7.9%     7.9%     7.9%
   Fixed rate - one-to-four family         $  307   $ 273   $ 244   $ 215   $ 191   $1,443   $2,673      $2,708
    residential
        Average interest rate                 7.4%    7.3%    7.3%    7.2%    7.2%     7.1%     7.2%
   Fixed rate - multi-family residential
      and nonresidential                   $    5   $   5   $   5   $   5   $   5   $  121   $  146      $  157
        Average interest rate                 8.4%    8.4%    8.4%    8.4%    8.4%     8.5%     8.5%
Consumer loans                             $   70   $  62   $  19   $  16   $  64   $    1   $  232      $  244
        Average interest rate                11.3%   11.0%    9.0%    9.0%    9.0%     9.0%    10.2%
Commercial loans                           $    1   $   1   $   1   $   1   $   1   $  125   $  130      $  138
        Average interest rate                 9.9%    9.9%    9.9%    9.9%    9.9%     9.9%     9.9%
Investment securities and
   interest-bearing deposits               $   60       -       -       -       -   $  121   $  181      $  181
        Average interest rate                 6.1%                                     0.7%     2.5%

Interest-sensitive liabilities
Passbook deposits                          $  211   $ 113   $  97   $  84   $  72   $  441   $1,018      $1,018
        Average interest rate                 2.0%    2.0%    2.0%    2.0%    2.0%     2.0%     2.0%
NOW and other demand deposits              $  133   $ 105   $  84   $  67   $  54   $  243   $  686      $  686
        Average interest rate                 0.7%    0.7%    0.7%    0.7%    0.7%     0.7%     0.7%
Money market accounts                      $   92   $  63   $  43   $  29   $  20   $   41   $  288      $  288
        Average interest rate                 2.9%    2.9%    2.9%    2.9%    2.9%     2.9%     2.9%
Certificates of deposit                    $1,144   $ 158   $  16   $  71   $ 169   $   35   $1,593      $1,596
        Average interest rate                 5.8%    6.3%    5.1%    6.4%    6.9%     6.1%     6.0%
FHLB advances                              $  370   $ 173   $ 253   $ 118   $ 302   $   33   $1,249      $1,268
        Average interest rate                 6.6%    6.8%    6.1%    6.9%    7.0%     7.0%     6.7%
Other borrowings                           $  597                                            $  597      $  596
        Average interest rate                 6.3%                                              6.3%

Interest-sensitive off-balance sheet
 items
Loans serviced for others                                                                    $  600      $   12
        Average interest rate                                                                   6.9%
Loan commitments and loans in process                                                        $   37      $    1
      Average interest rate                                                                     7.5%
Unused consumer lines of credit                                                              $  526      $   13
      Average interest rate                                                                    12.5%

-----------------------------------------------------------------------------------------------------------------
                                            Expected maturity/principal repayment              December 31, 1999
-----------------------------------------------------------------------------------------------------------------
                                                                                     There-             Estimated
(in millions)                                2000    2001    2002    2003     2004    After    Total   fair value
-----------------------------------------------------------------------------------------------------------------
Interest-sensitive assets
Mortgage loans and MBS
   Adjustable rate                         $  359   $ 390   $ 298   $ 196   $  153   $  485   $1,881       $1,896
        Average interest rate                 7.1%    7.0%    7.0%    7.0%     7.0%     6.9%     7.0%
   Fixed rate - one-to-four family
    residential                            $  187   $ 146   $ 115   $ 107   $   95   $2,148   $2,798       $2,749
        Average interest rate                 7.3%    7.2%    7.2%    7.2%     7.2%     7.1%     7.1%
   Fixed rate - multi-family residential
      and nonresidential                   $    2   $   2   $   2   $   2   $    2   $  146   $  156       $  160
        Average interest rate                 8.3%    8.3%    8.3%    8.3%   8.4\3%     8.3%     8.3%
Consumer loans                             $   78   $  61   $  18   $  15   $   12   $   51   $  235       $  244
        Average interest rate                10.7%   10.8%    9.0%    9.0%     9.0%     9.0%    10.0%
Commercial loans                           $   24   $  91       -       -        -        -   $  115       $  114
        Average interest rate                 9.1%    9.1%                                       9.1%
Investment securities and
   interest-bearing deposits               $   67       -       -       -        -   $   72   $  139       $  139
        Average interest rate                 5.4%                                      8.6%     7.0%

Interest-sensitive liabilities
Passbook deposits                          $  231   $ 117   $ 101   $  87   $   75   $  459   $1,070       $1,070
        Average interest rate                 2.3%    2.3%    2.3%    2.3%     2.3%     2.3%     2.3%
NOW and other demand deposits              $  124   $  98   $  77   $  62   $   49   $  219   $  629       $  629
        Average interest rate                 0.9%    0.9%    0.9%    0.9%     0.9%     0.9%     0.9%
Money market accounts                      $  103   $  70   $  47   $  32   $   22   $   47   $  321       $  321
        Average interest rate                 3.0%    3.0%    3.0%    3.0%     3.0%     3.0%     3.0%
Certificates of deposit                    $1,243   $  74   $  20   $  15   $   86   $   34   $1,472       $1,455
        Average interest rate                 4.8%    4.4%    5.7%    5.4%     6.3%     3.8%     4.9%
FHLB advances                              $  372   $ 301   $  78   $ 221   $   91   $  126   $1,189       $1,167
        Average interest rate                 5.7%    6.5%    6.6%    6.0%     6.9%     7.0%     6.3%
Other borrowings                           $  628   $  15       -   $  18        -        -   $  661       $  654
        Average interest rate                 5.6%    5.6%            5.4%                       5.6%

Interest-sensitive off-balance sheet
 items
Loans serviced for others                                                                     $  617       $   12
        Average interest rate                                                                    7.8%
Loan commitments and loans in process                                                         $   33            -
      Average interest rate                                                                      7.4%
Unused consumer lines of credit                                                               $  483       $    4
      Average interest rate                                                                     12.2%

The Company's general policy is to manage other than savings bank interest rate risk through use of a combination of short-term debt, long-term debt (primarily fixed-rate debt) and preferred securities. The tables below provide information about the Company's other than savings bank market sensitive financial instruments in U.S. dollars, including contractual balances at the expected maturity dates as well as the estimated fair values as of December 31, 2000 and 1999, and constitute "forward-looking statements."

Other than savings bank

----------------------------------------------------------------------------------------------------------------
                                                  Expected maturity                            December 31, 2000
----------------------------------------------------------------------------------------------------------------
                                                                                   There-              Estimated
(in millions)                               2001    2002    2003    2004    2005    after    Total   fair  value
----------------------------------------------------------------------------------------------------------------
Interest-sensitive liabilities
Short-term borrowings                      $ 104       -       -       -       -        -   $  104        $  104
   Average interest rate                     7.5%                                              7.5%
 Long-term debt - fixed rate               $  61   $  61   $ 139   $   1   $  37     $790   $1,089        $1,102
   Average interest rate                     7.2%    6.6%    7.6%    6.8%    6.7%     6.0%     6.3%
HEI- and HECO- obligated preferred
  securities of trust subsidiaries             -       -       -       -       -     $200   $  200        $  192
   Average distribution rate                                                          8.0%     8.0%

                                                  Expected maturity                           December 31, 1999
----------------------------------------------------------------------------------------------------------------
                                                                                   There-              Estimated
(in millions)                               2000    2001    2002    2003    2004    after    Total   fair  value
----------------------------------------------------------------------------------------------------------------
Interest-sensitive liabilities
Short-term borrowings                      $ 152       -       -       -       -        -   $  152        $  152
   Average interest rate                     6.9%                                              6.9%
 Long-term debt - fixed rate               $  10   $  57   $  62   $  39   $   1     $809   $  978        $  935
   Average interest rate                     6.8%    7.1%    6.6%    6.8%    7.4%     6.2%     6.3%
HEI- and HECO- obligated preferred
  securities of trust subsidiaries             -       -       -       -       -     $200   $  200        $  165
   Average distribution rate                                                          8.0%     8.0%

                          Forward-Looking Statements
--------------------------------------------------------------------------------
This report and other presentations made by HEI and its subsidiaries contain "forward-looking statements," which include statements that are predictive in nature, depend upon or refer to future events or conditions, and/or include words such as "expects", "anticipates", "intends", "plans", "believes", "predicts", "estimates" or similar expressions. In addition, any statements concerning future financial performance (including future revenues, earnings/losses or growth rates), ongoing business strategies or prospects and possible future actions, which may be provided by management, are also forward-looking statements. Forward-looking statements are based on current expectations and projections about future events and are subject to risks, uncertainties and assumptions about HEI and its subsidiaries, the performance of the industries in which they do business and economic and market factors, among other things. These statements are not guaranties of future performance. Such risks, uncertainties and other important factors could cause actual results to differ materially from those in the forward-looking statements and include, but are not limited to, the following: the effect of international, national and local economic conditions, including the condition of the Hawaii tourist and construction industries and the Hawaii housing market; the effects of weather and natural disasters; product demand and market acceptance risks; increasing competition in the electric utility, banking and international power industries; capacity and supply constraints or difficulties; fuel oil price changes and the continued availability of the electric utilities' energy cost adjustment clauses; new technological developments; federal, state and international governmental and regulatory actions, including changes in laws, rules and regulations applicable to HEI and its subsidiaries, decisions in rate cases and on permitting issues, required corrective actions and changes in taxation; the results of financing efforts; the timing and extent of changes in interest rates; the timing and extent of changes in foreign currency exchange rates, particularly in the Philippines and China; the convertibility and availability of foreign currency, particularly in the Philippines and China; the risks inherent in implementing hedging strategies, including the availability and pricing of forward contracts; political and business risks inherent in doing business in developing countries; the risk that ASB Realty Corporation fails to qualify as a real estate investment trust for federal and state income tax purposes, in which case it would be subject to regular corporate income taxation; and other risks or uncertainties described elsewhere in this report and in other periodic reports previously and subsequently filed by HEI and/or HECO with the Securities and Exchange Commission. Forward-looking statements speak only as of the date of the report, presentation or filing in which they are made.

Independent Auditors' Report
------------------------------------------------------------------------------

The Board of Directors and Stockholders
Hawaiian Electric Industries, Inc.:


     We have audited the accompanying consolidated balance sheets of Hawaiian Electric Industries, Inc. and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of income, retained earnings and cash flows for each of the years in the three-year period ended December 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Hawaiian Electric Industries, Inc. and subsidiaries as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.



/s/  KPMG LLP



Honolulu, Hawaii
January 23, 2001

Consolidated Statements of Income
--------------------------------------------------------------------------------------------------------------------
Hawaiian Electric Industries, Inc. and subsidiaries
Years ended December 31                                                              2000          1999         1998
--------------------------------------------------------------------------------------------------------------------
(in thousands, except per share amounts)
Revenues
Electric utility.........................................................      $1,277,170   $ 1,055,204   $1,016,283
Savings bank.............................................................         450,882       409,913      409,883
International power......................................................         (12,030)        4,464        4,773
Other....................................................................           3,002        53,709       54,226
--------------------------------------------------------------------------------------------------------------------
                                                                                1,719,024     1,523,290    1,485,165
--------------------------------------------------------------------------------------------------------------------
Expenses
Electric utility.........................................................       1,084,079       880,490      838,833
Savings bank.............................................................         380,841       349,561      356,233
International power......................................................          89,040         9,195        7,937
Other....................................................................           9,717        50,173       57,516
--------------------------------------------------------------------------------------------------------------------
                                                                                1,563,677     1,289,419    1,260,519
--------------------------------------------------------------------------------------------------------------------
Operating income (loss)
Electric utility.........................................................         193,091       174,714      177,450
Savings bank.............................................................          70,041        60,352       53,650
International power......................................................        (101,070)       (4,731)      (3,164)
Other....................................................................          (6,715)        3,536       (3,290)
--------------------------------------------------------------------------------------------------------------------
                                                                                  155,347       233,871      224,646
--------------------------------------------------------------------------------------------------------------------
Interest expense--other than savings bank................................         (78,621)      (72,631)     (70,524)
Allowance for borrowed funds used during construction....................           2,922         2,576        5,915
Preferred stock dividends of subsidiaries................................          (2,007)       (2,135)      (6,005)
Preferred securities distributions of trust subsidiaries.................         (16,035)      (16,025)     (12,557)
Allowance for equity funds used during construction......................           5,380         4,228       10,106
--------------------------------------------------------------------------------------------------------------------
Income from continuing operations before income taxes....................          66,986       149,884      151,581
Income taxes.............................................................          21,242        56,990       56,953
--------------------------------------------------------------------------------------------------------------------
Income from continuing operations........................................          45,744        92,894       94,628
--------------------------------------------------------------------------------------------------------------------
Discontinued operations, net of income taxes
     Loss from operations................................................               -             -      (13,598)
     Net gain on disposals...............................................               -         3,953        3,781
--------------------------------------------------------------------------------------------------------------------
Gain (loss) from discontinued operations.................................               -         3,953       (9,817)
--------------------------------------------------------------------------------------------------------------------
Net income...............................................................      $   45,744   $    96,847   $   84,811
====================================================================================================================
Basic earnings (loss) per common share
     Continuing operations...............................................      $     1.41   $      2.89   $     2.96
     Discontinued operations.............................................               -          0.12        (0.31)
--------------------------------------------------------------------------------------------------------------------
                                                                               $     1.41   $      3.01   $     2.65
====================================================================================================================
Diluted earnings (loss) per common share
     Continuing operations...............................................      $     1.40   $      2.88   $     2.95
     Discontinued operations.............................................               -          0.12        (0.31)
--------------------------------------------------------------------------------------------------------------------
                                                                               $     1.40   $      3.00   $     2.64
====================================================================================================================
Dividends per common share...............................................      $     2.48   $      2.48   $     2.48
====================================================================================================================
Weighted-average number of common shares outstanding.....................          32,545        32,188       32,014
     Dilutive effect of stock options and dividend equivalents...........             142           103          115
--------------------------------------------------------------------------------------------------------------------
Adjusted weighted-average shares.........................................          32,687        32,291       32,129
====================================================================================================================

Consolidated Statements of Retained Earnings
--------------------------------------------------------------------------------------------------------------------
Hawaiian Electric Industries, Inc. and subsidiaries
Years ended December 31                                                              2000          1999         1998
--------------------------------------------------------------------------------------------------------------------

(in thousands)
Retained earnings, January 1.............................................      $  182,251   $   165,252   $  159,862
Net income...............................................................          45,744        96,847       84,811
Common stock dividends...................................................         (80,671)      (79,848)     (79,421)
--------------------------------------------------------------------------------------------------------------------
Retained earnings, December 31......................................           $  147,324   $   182,251   $  165,252
====================================================================================================================

See accompanying "Notes to Consolidated Financial Statements."

Consolidated Balance Sheets
--------------------------------------------------------------------------------------------------------------------
Hawaiian Electric Industries, Inc. and subsidiaries

December 31                                                                          2000                   1999
--------------------------------------------------------------------------------------------------------------------
(in thousands)
ASSETS
Cash and equivalents...........................................                $  215,034                 $  199,906
Accounts receivable and unbilled revenues, net.................                   191,501                    154,605
Available-for-sale investment and mortgage/asset-backed
  securities...................................................                   164,668                          -
Held-to-maturity investment and mortgage/asset-backed
  securities (estimated fair value $1,788,923 and $1,700,836)..                 1,789,066                  1,722,927
Held-to-maturity mortgage/asset-backed securities
  pledged for repurchase agreements (estimated fair value
  $317,711 and $423,305).......................................                   316,771                    437,018
Loans receivable, net..........................................                 3,211,325                  3,211,878
Property, plant and equipment, net
  Land.........................................................  $    44,353                $    44,292
  Plant and equipment..........................................    3,120,075                  2,977,997
  Construction in progress.....................................      157,608                    172,984
                                                                 -----------                -----------
                                                                   3,322,036                  3,195,273
  Less -- accumulated depreciation.............................   (1,230,691)   2,091,345    (1,129,078)   2,066,195
                                                                 -----------                -----------
Regulatory assets..............................................                   116,623                    114,759
Other..........................................................                   273,861                    276,997
Goodwill and other intangibles.................................                    99,128                    106,741
--------------------------------------------------------------------------------------------------------------------
                                                                               $8,469,322                 $8,291,026
====================================================================================================================
LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities
Accounts payable...............................................                $  127,565                 $  117,447
Deposit liabilities............................................                 3,584,646                  3,491,655
Short-term borrowings..........................................                   104,398                    151,833
Securities sold under agreements to repurchase.................                   596,504                    661,215
Advances from Federal Home Loan Bank...........................                 1,249,252                  1,189,081
Long-term debt.................................................                 1,088,731                    977,529
Deferred income taxes..........................................                   147,513                    181,277
Contributions in aid of construction...........................                   211,518                    206,302
Other..........................................................                   284,891                    231,854
--------------------------------------------------------------------------------------------------------------------
                                                                                7,395,018                  7,208,193
--------------------------------------------------------------------------------------------------------------------
HEI- and HECO-obligated preferred securities of trust
  subsidiaries directly or indirectly holding solely HEI
  and HEI-guaranteed and HECO and HECO-guaranteed
  subordinated debentures......................................                   200,000                    200,000
Preferred stock of subsidiaries -
  not subject to mandatory redemption..........................                    34,406                     34,406
Minority interests.............................................                       839                        841
--------------------------------------------------------------------------------------------------------------------
                                                                                  235,245                    235,247
--------------------------------------------------------------------------------------------------------------------
Stockholders' equity
Preferred stock, no par value, authorized 10,000 shares;
  issued:  none................................................                         -                          -
Common stock, no par value, authorized 100,000 shares; issued
  and outstanding:  32,991 shares and 32,213 shares............                   691,735                    665,335
Retained earnings..............................................                   147,324                    182,251
--------------------------------------------------------------------------------------------------------------------
                                                                                  839,059                    847,586
--------------------------------------------------------------------------------------------------------------------
                                                                               $8,469,322                 $8,291,026
====================================================================================================================

See accompanying "Notes to Consolidated Financial Statements."

Consolidated Statements of Cash Flows
----------------------------------------------------------------------------------------------------------------------------------
Hawaiian Electric Industries, Inc. and subsidiaries

Years ended December 31                                                                          2000           1999          1998
----------------------------------------------------------------------------------------------------------------------------------
(in thousands)
Cash flows from operating activities
Income from continuing operations.......................................................    $  45,744      $  92,894     $  94,628
Adjustments to reconcile income from continuing operations to net cash provided by continuing operating activities
     Depreciation and amortization of property, plant and equipment.....................      109,715        109,230        96,772
     Other amortization.................................................................       11,224         13,771        16,024
     Provision for loan losses..........................................................       13,050         16,500        13,802
     Deferred income taxes..............................................................      (33,829)        (4,861)       (3,788)
     Allowance for equity funds used during construction................................       (5,380)        (4,228)      (10,106)
     Losses from and write-off of Philippines investment................................       99,750              -             -
     Changes in assets and liabilities, net of effects from the disposal of businesses
        Decrease (increase) in accounts receivable and unbilled revenues, net...........      (36,896)         1,615         2,011
        Increase (decrease) in accounts payable.........................................       10,118          9,584       (40,582)
        Changes in other assets and liabilities.........................................       48,497        (25,092)       56,680
----------------------------------------------------------------------------------------------------------------------------------
Net cash provided by continuing operating activities....................................      261,993        209,413       225,441
----------------------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities
Available-for-sale mortgage/asset-backed securities purchased...........................      (56,567)             -             -
Held-to-maturity investment securities purchased........................................      (56,500)      (112,029)     (200,982)
Proceeds from maturity of investment securities.........................................       43,000         43,000       199,982
Held-to-maturity mortgage/asset-backed securities purchased.............................     (320,102)      (735,650)     (521,054)
Principal repayments on held-to-maturity mortgage/asset-backed securities...............      281,169        552,174       592,073
Loans receivable originated and purchased...............................................     (530,133)      (633,554)     (654,576)
Principal repayments on loans receivable................................................      446,647        531,628       495,291
Proceeds from sale of loans.............................................................       52,328          5,759         4,649
Capital expenditures....................................................................     (134,576)      (134,363)     (166,738)
Purchase of savings bank-owned life insurance...........................................            -        (20,000)            -
Proceeds from sale of Young Brothers, Limited and Hawaiian Tug & Barge Corp. assets.....            -         41,610             -
Acquisition of Philippines investment...................................................      (87,500)             -             -
Other...................................................................................       24,216         33,824        18,108
----------------------------------------------------------------------------------------------------------------------------------
Net cash used in investing activities...................................................     (338,018)      (427,601)     (233,247)
----------------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities
Net increase (decrease) in deposit liabilities..........................................       92,991       (374,081)      (50,864)
Net decrease in short-term borrowings with original maturities of three months or less..      (50,431)       (71,014)      (63,832)
Proceeds from other short-term borrowings...............................................       57,499              -         1,999
Repayment of other short-term borrowings................................................      (55,682)             -             -
Net increase (decrease) in retail repurchase agreements.................................        8,575         (1,251)       (2,856)
Proceeds from securities sold under agreements to repurchase............................      677,677        901,372       531,812
Repurchase of securities sold under agreements to repurchase............................     (753,525)      (764,154)     (392,500)
Proceeds from advances from Federal Home Loan Bank......................................      511,931        906,400       706,500
Principal payments on advances from Federal Home Loan Bank..............................     (451,760)      (522,900)     (637,393)
Proceeds from issuance of long-term debt................................................      187,507        199,656       194,216
Repayment of long-term debt.............................................................      (76,500)      (121,900)      (89,400)
Proceeds from issuance of HEI- and HECO-obligated preferred securities of trust
  subsidiaries..........................................................................            -              -        50,000
Preferred securities distributions of trust subsidiaries................................      (16,035)       (16,025)      (12,557)
Redemption of electric utility subsidiaries' preferred stock............................            -        (47,080)       (2,690)
Net proceeds from issuance of common stock..............................................       14,080          3,449         8,191
Common stock dividends..................................................................      (68,624)       (79,848)      (79,421)
Other...................................................................................         (564)       (11,107)         (212)
----------------------------------------------------------------------------------------------------------------------------------
Net cash provided by financing activities...............................................       77,139          1,517       160,993
----------------------------------------------------------------------------------------------------------------------------------
Net cash provided by discontinued operations............................................       14,014          4,323         5,157
----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and equivalents.........................................       15,128       (212,348)      158,344
Cash and equivalents, January 1.........................................................      199,906        412,254       253,910
----------------------------------------------------------------------------------------------------------------------------------
Cash and equivalents, December 31.......................................................    $ 215,034      $ 199,906     $ 412,254
==================================================================================================================================

See accompanying "Notes to Consolidated Financial Statements."

Notes to Consolidated Financial Statements

1 . Summary of significant accounting policies
--------------------------------------------------------------------------------
General
--------------------------------------------------------------------------------
Hawaiian Electric Industries, Inc. (HEI) is a holding company with subsidiaries engaged in electric utility, savings bank and other businesses, primarily in the State of Hawaii, and also engaged in the development of and investment in independent power and integrated energy service projects in Asia and the Pacific. In December 2000, HEI wrote off its indirect investment in East Asia Power Resources Corporation (EAPRC), an independent power producer in the Philippines. In November 1999, an HEI subsidiary, Hawaiian Tug & Barge Corp.
(HTB), sold Young Brothers, Limited (YB) and substantially all of HTB's operating assets. HTB's name was changed to The Old Oahu Tug Service, Inc. (TOOTS) and it ceased operations. In September 1998, HEI adopted a plan to exit the residential real estate development business conducted by Malama Pacific Corp. and its subsidiaries.

Basis of presentation. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses. Actual results could differ significantly from those estimates.

  Material estimates that are particularly susceptible to significant change include the amounts reported for regulatory assets, allowance for loan losses and pension and other postretirement benefit obligations.

Consolidation. The consolidated financial statements include the accounts of HEI and its subsidiaries (collectively, the Company). All significant intercompany accounts and transactions have been eliminated in consolidation. The accounts of HEI Power Corp. (HEIPC) and subsidiaries are consolidated as of November 30 due to the time needed to consolidate these subsidiaries. If material transactions occur in December, such transactions are accrued as of November 30.

Investments. Debt securities that the Company intends to and has the ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost. Marketable equity securities and debt securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings. Marketable equity securities and debt securities not classified as either held-to-maturity or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of stockholders' equity.

  For nontrading securities, declines in value determined to be other than temporary are included in earnings and result in a new cost basis for the investment. The specific identification method is used in determining realized gains and losses on the sales of securities.

Equity method. Investments in up to 50%-owned affiliates for which the Company has the ability to exercise significant influence over the operating and financing policies of the entity are accounted for under the equity method, whereby the investment is carried at cost, plus the Company's equity in undistributed earnings or losses since acquisition. Equity in earnings or losses are reflected in operating revenues.

Property, plant and equipment. Property, plant and equipment are reported at cost. Self-constructed electric utility plant includes engineering, supervision, and administrative and general costs, and an allowance for the cost of funds used during the construction period. Upon the retirement or sale of electric utility plant, no gain or loss is recognized. The cost of the plant retired or sold and the cost of removal (net of salvage value) are charged to accumulated depreciation.

Retirement benefits. Pension and other postretirement benefit costs/(returns) are charged/(credited) primarily to expense and electric utility plant. The Company's policy is to fund pension costs in amounts consistent with the requirements of the Employee Retirement Income Security Act of 1974. Certain health care and/or life insurance benefits are provided to eligible retired employees and the employees' beneficiaries and covered dependents.

Depreciation. Depreciation is computed primarily using the straight-line method over the estimated useful lives of the assets. Electric utility plant has useful lives ranging from 20 to 45 years for production plant, from 25 to 50 years for transmission and distribution plant and from 8 to 45 years for general plant. The electric utility subsidiaries' composite annual depreciation rate was 3.9% in 2000, 1999 and 1998.

Environmental expenditures. The Company is subject to numerous federal and state environmental statutes and regulations. In general, environmental contamination treatment costs are charged to expense, unless it is probable the Public Utilities Commission of the State of Hawaii (PUC) would allow such costs to be recovered in future rates. Also, environmental costs are capitalized if the costs extend the life, increase the capacity, or improve the safety or efficiency of property; the costs mitigate or prevent future environmental contamination; or the costs are incurred in preparing the property for sale. Liabilities are recorded when environmental assessments and/or remedial efforts are probable, and the cost can be reasonably estimated. Corresponding regulatory assets are recorded when it is probable the PUC would allow such costs to be recovered in future rates.

Income taxes. Deferred income tax assets and liabilities are established for the temporary differences between the financial reporting bases and the tax bases of the Company's assets and liabilities at enacted tax rates expected to be in effect when such deferred tax assets or liabilities are realized or settled.

  Federal and state tax credits are deferred and amortized over the estimated useful lives of the properties which qualified for the credits.

Earnings per share. Basic earnings per share (EPS) is computed by dividing net income by the weighted-average number of common shares outstanding for the period. Diluted EPS is computed similarly, except that common shares for dilutive stock options and dividend equivalents are added to the denominator.

  At December 31, 2000, 1999 and 1998, options to purchase 599,625, 486,500 and 146,000 shares of common stock, respectively, were not included in the computation of diluted EPS because the options' exercise prices were greater than the average market price of HEI's common stock for 2000, 1999 and 1998, respectively.

Cash flows. The Company considers cash on hand, deposits in banks, deposits with the Federal Home Loan Bank (FHLB) of Seattle, money market accounts, certificates of deposit, short-term commercial paper and reverse repurchase agreements, with original maturities of three months or less, to be cash and equivalents.

Recent accounting pronouncements.

Derivative instruments and hedging activities. The Company adopted the Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, on January 1, 2001. SFAS No. 133 establishes accounting and reporting standards for derivative instruments and hedging activities and requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. SFAS No. 133, as amended, allows the reclassification of certain debt securities from held-to-maturity to either available-for-sale or trading at the time of adoption. On January 1, 2001, approximately $2 billion in mortgage/asset-backed securities and $13 million in investment securities having estimated fair values of approximately $2 billion and $13 million, respectively, were reclassified from held-to-maturity to available-for-sale. At January 1, 2001, the gross unrealized gain on such securities, net of income taxes, was approximately $1 million, and will be included in accumulated other comprehensive income within stockholders' equity in future financial statements.

Certain transactions involving stock compensation. In March 2000, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 44, " Accounting for Certain Transactions Involving Stock Compensation, An Interpretation of APB Opinion No. 25," which clarifies the application of Accounting Principles Board (APB) Opinion No. 25 for certain issues but does not address any issues related to the application of the fair value method in SFAS No. 123. The Interpretation clarifies (a) the definition of an employee for purposes of applying APB Opinion No. 25, (b) the criteria for determining whether a plan qualifies as a noncompensatory plan, (c) the accounting consequence of various modifications to the terms of a previously fixed stock option award, and (d) the accounting for an exchange of stock compensation awards in a business combination. The Company adopted the provisions of the Interpretation on July 1, 2000 with no resulting material impact on the Company's results of operations, financial condition or liquidity.

Reclassifications. Certain reclassifications have been made to prior years' financial statements to conform to the 2000 presentation.

Electric utility
--------------------------------------------------------------------------------

Regulation by the PUC. The electric utility subsidiaries are regulated by the PUC and account for the effects of regulation under SFAS No. 71, "Accounting for the Effects of Certain Types of Regulation." The actions of regulators can affect the timing of recognition of revenues, expenses, assets and liabilities.

Contributions in aid of construction. The electric utility subsidiaries receive contributions from customers for special construction requirements. As directed by the PUC, the subsidiaries amortize contributions on a straight-line basis over 30 years as an offset against depreciation expense.

Electric utility revenues. Electric utility revenues are based on rates authorized by the PUC and include revenues applicable to energy consumed in the accounting period but not yet billed to the customers. Revenue amounts recorded pursuant to a PUC interim order are subject to refund, with interest, pending a final order.

  The rate schedules of the electric utility subsidiaries include energy cost adjustment clauses under which rates are adjusted for changes in the weighted-average price paid for fuel oil and certain components of purchased power, and the relative amounts of company-generated power and purchased power.

Allowance for funds used during construction (AFUDC). AFUDC is an accounting practice whereby the costs of debt and equity funds used to finance plant construction are removed from the statement of income and charged to construction in progress on the balance sheet.

  The weighted-average AFUDC rate was 8.6% in 2000, 8.7% in 1999 and 8.9% in 1998, and reflected quarterly compounding.

Savings bank
--------------------------------------------------------------------------------

Loans receivable. American Savings Bank, F.S.B. and subsidiaries (ASB) state loans receivable at cost less an allowance for loan losses, loan origination and commitment fees and purchase premiums and discounts. Interest on loans is credited to income as it is earned. Premiums are amortized and discounts are accreted over the estimated life of the loan using the level-yield method.

Allowance for loan losses.    ASB deems certain larger-balance loans impaired
when it is probable that ASB will be unable to collect all amounts due according to the contractual terms of the loan agreement. When such loans are deemed impaired, the amount of the impairment is measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or based on the fair value of the collateral securing the loan. Impairment losses are charged to the provision for loan losses and included in the allowance for loan losses.

  For the remaining loans receivable portfolio (smaller-balance homogeneous loans), ASB weighs several factors in determining the adequacy of the valuation allowance for estimated losses, including management's review of the existing risks in the loan portfolio, prevailing economic conditions and the historical loss experience.

  ASB uses either the cash or cost-recovery method to record cash receipts on impaired loans that are not accruing interest. For smaller-balance homogeneous loans, ASB generally ceases the accrual of interest on a loan that is 90 days or more past due or when there is reasonable doubt as to the loan's collectibility. Subsequent recognition of interest income for such loans is generally on the cash method. Nonaccrual loans are generally returned to accrual status when they become current as to principal and interest or become both well secured and in the process of collection.

Real estate acquired in settlement of loans. ASB records real estate acquired in settlement of loans at the lower of cost or fair value less estimated selling expenses.

Loan origination and commitment fees. ASB defers loan origination fees (net of direct costs) and recognizes such fees as an adjustment of yield over the life of the loan. ASB also defers nonrefundable commitment fees (net of direct loan origination costs, if applicable) for commitments to originate or purchase loans and, if the commitment is exercised, recognizes such fees as an adjustment of yield over the life of the loan. If the commitment expires unexercised, ASB recognizes nonrefundable commitment fees as income upon expiration.

Amortization of goodwill and core deposit intangibles. ASB amortizes goodwill on a straight-line basis over 25 years and core deposit intangibles each year at the greater of the actual attrition rate of such deposit base or 10% of the original value. Management evaluates whether later events or changes in circumstances indicate the remaining estimated useful life of an intangible asset may warrant revision or that the remaining balance of an intangible asset may not be recoverable. When factors indicate that an intangible asset should be evaluated for possible impairment, management uses an estimate of undiscounted future cash flows over the remaining useful life of the asset in measuring whether the intangible asset is recoverable.

International power
--------------------------------------------------------------------------------

Foreign currency translation. For non-U.S. subsidiaries, asset and liability accounts are translated at yearend exchange rates and revenues and expenses are translated at average exchange rates for the year or historical exchange rates, as appropriate. For subsidiaries whose functional currency is deemed to be other than the U.S. dollar, translation adjustments are included as a separate component of stockholders' equity. Gains and losses on realized foreign currency transactions are recorded in income.

2 . Segment financial information
--------------------------------------------------------------------------------

The electric utility, savings bank and international power segments are strategic business units of the Company that offer different products and services and operate in different regulatory environments. The accounting policies of the segments are the same as those described in the summary of significant accounting policies, except that income taxes for each segment is calculated on a "stand-alone" basis. HEI evaluates segment performance based on income from continuing operations. The Company accounts for intersegment sales and transfers as if the sales and transfers were to third parties, that is, at current market prices. Intersegment revenues consist primarily of interest and preferred dividends.

Electric utility
--------------------------------------------------------------------------------

Hawaiian Electric Company, Inc. (HECO) and its wholly owned operating subsidiaries, Hawaii Electric Light Company, Inc. (HELCO) and Maui Electric Company, Limited (MECO), are electric public utilities in the business of generating, purchasing, transmitting, distributing and selling electric energy, and are regulated by the PUC.

Savings bank
--------------------------------------------------------------------------------

ASB is a federally chartered savings bank providing a full range of banking services to individual and business customers through its branch system in Hawaii. ASB is subject to examination and comprehensive regulation by the Department of Treasury, Office of Thrift Supervision (OTS) and the Federal Deposit Insurance Corporation (FDIC), and is also subject to regulations of the Board of Governors of the Federal Reserve System.

International power
--------------------------------------------------------------------------------

HEIPC and its wholly owned subsidiaries (collectively, the HEIPC Group) were formed to pursue independent power and integrated energy services projects in Asia and the Pacific. In 1996, an HEIPC subsidiary entered into an energy conversion agreement for approximately 20 years with the Guam Power Authority for the rehabilitation, operation and maintenance of two 25 megawatt (MW) (net) generating units which began commercial operations in 1997. In 1998 and 1999, the HEIPC Group acquired what is now a 75% interest in a joint venture formed to design, construct, own, operate and manage a 200 MW (net) coal-fired power plant in China over a period of approximately 20 years. In 1998 and 1999, the HEIPC Group acquired convertible cumulative nonparticipating 8% preferred shares and common shares in Cagayan Electric Power & Light Co., Inc., an electric distribution company in the Philippines. In 2000, the HEIPC Group acquired an indirect interest in EAPRC, which investment was written off on December 31, 2000.

Other
--------------------------------------------------------------------------------

In November 1999, HTB sold YB and substantially all of HTB's operating assets. HTB provided tugboat and charter barge services in Hawaii and the Pacific area and, together with its formerly wholly owned subsidiary, YB, provided general freight and containerized cargo transportation among the Hawaiian Islands. Also, in November 1999, HTB's name was changed to TOOTS and it ceased operations.

   "Other" also includes amounts for the holding companies and other subsidiaries.

                                                              Electric      Savings    International
(in thousands)                                                 Utility         Bank            Power        Other          Total
--------------------------------------------------------------------------------------------------------------------------------
2000
Revenues from external customers........................    $1,277,139   $  450,878        $ (12,094)    $  3,101     $1,719,024
Intersegment revenues (eliminations)....................            31            4               64          (99)             -
--------------------------------------------------------------------------------------------------------------------------------
     Revenues...........................................     1,277,170      450,882          (12,030)       3,002      1,719,024
================================================================================================================================
Depreciation and amortization...........................       107,325        9,690            2,117        1,807        120,939
================================================================================================================================
Interest expense........................................        49,062      238,875            1,337       28,222        317,496
================================================================================================================================
Profit (loss)*..........................................       142,661       64,404         (102,407)     (37,672)        66,986
Income taxes (benefit)..................................        55,375       23,774            1,179      (59,086)        21,242
--------------------------------------------------------------------------------------------------------------------------------
     Income (loss) from continuing operations...........        87,286       40,630         (103,586)      21,414         45,744
================================================================================================================================
Capital expenditures....................................       130,089        3,839                -          648        134,576
================================================================================================================================
Assets**................................................     2,368,522    5,969,315          104,038       27,447      8,469,322
================================================================================================================================
1999
Revenues from external customers........................    $1,055,193   $  409,883        $   4,464     $ 53,750     $1,523,290
Intersegment revenues (eliminations)....................            11           30                -          (41)             -
--------------------------------------------------------------------------------------------------------------------------------
     Revenues...........................................     1,055,204      409,913            4,464       53,709      1,523,290
================================================================================================================================
Depreciation and amortization...........................        99,631       15,711              989        6,670        123,001
================================================================================================================================
Interest expense........................................        48,461      207,168              514       23,656        279,799
================================================================================================================================
Profit (loss)*..........................................       123,269       54,940           (5,245)     (23,080)       149,884
Income taxes (benefit)..................................        48,047       19,528             (156)     (10,429)        56,990
--------------------------------------------------------------------------------------------------------------------------------
     Income (loss) from continuing operations...........        75,222       35,412           (5,089)     (12,651)        92,894
================================================================================================================================
Capital expenditures....................................       108,109        8,366           14,726        3,162        134,363
================================================================================================================================
Assets**................................................     2,302,809    5,848,207           51,766       88,244      8,291,026
================================================================================================================================
1998
Revenues from external customers........................    $1,016,283   $  409,853        $   4,773     $ 54,256     $1,485,165
Intersegment revenues (eliminations)....................             -           30                -          (30)             -
--------------------------------------------------------------------------------------------------------------------------------
     Revenues...........................................     1,016,283      409,883            4,773       54,226      1,485,165
================================================================================================================================
Depreciation and amortization...........................        93,484       15,438              978        2,896        112,796
================================================================================================================================
Interest expense........................................        47,921      216,994              538       22,065        287,518
================================================================================================================================
Profit (loss)*..........................................       135,348       48,250           (3,702)     (28,315)       151,581
Income taxes (benefit)..................................        54,572       17,987              329      (15,935)        56,953
--------------------------------------------------------------------------------------------------------------------------------
     Income (loss) from continuing operations...........        80,776       30,263           (4,031)     (12,380)        94,628
================================================================================================================================
Capital expenditures....................................       131,895       10,401           17,864        6,578        166,738
================================================================================================================================
Assets**................................................     2,311,253    5,691,672           43,923      152,412      8,199,260
================================================================================================================================

*     Income before income taxes and discontinued operations.
**    At December 31.

Revenues attributed to foreign countries (including the equity in net losses of EPHE Philippines Energy Company, Inc. of $24.1 million in 2000) and long-lived assets located in foreign countries as of the dates and for the periods identified above were not material.

3 . Electric utility subsidiary
--------------------------------------------------------------------------------

Hawaiian Electric Company, Inc. and subsidiaries
Selected consolidated financial information

Income statement data

Years ended December 31                                                       2000             1999             1998
--------------------------------------------------------------------------------------------------------------------
(in thousands)

Revenues
Operating revenues................................................      $1,270,635       $1,050,323       $1,008,899
Other--nonregulated...............................................           6,535            4,881            7,384
--------------------------------------------------------------------------------------------------------------------
                                                                         1,277,170        1,055,204        1,016,283
--------------------------------------------------------------------------------------------------------------------
Expenses
Fuel oil..........................................................         362,905          216,693          195,940
Purchased power...................................................         311,207          275,691          274,450
Other operation...................................................         123,779          136,303          142,992
Maintenance.......................................................          66,069           57,425           43,183
Depreciation of property, plant and equipment.....................          98,517           93,301           85,655
Taxes, other than income taxes....................................         119,784           99,788           95,808
Other--nonregulated...............................................           1,818            1,289              805
--------------------------------------------------------------------------------------------------------------------
                                                                         1,084,079          880,490          838,833
--------------------------------------------------------------------------------------------------------------------
Operating income from regulated and nonregulated activities.......         193,091          174,714          177,450
Allowance for equity funds used during construction...............           5,380            4,228           10,106
Interest and other charges........................................         (57,652)         (57,071)         (54,669)
Allowance for borrowed funds used during construction.............           2,922            2,576            5,915
--------------------------------------------------------------------------------------------------------------------
Income before income taxes and preferred stock dividends of HECO..         143,741          124,447          138,802
Income taxes......................................................          55,375           48,047           54,572
--------------------------------------------------------------------------------------------------------------------
Income before preferred stock dividends of HECO...................          88,366           76,400           84,230
Preferred stock dividends of HECO.................................           1,080            1,178            3,454
--------------------------------------------------------------------------------------------------------------------
Net income for common stock.......................................      $   87,286       $   75,222       $   80,776
====================================================================================================================

Balance sheet data
December 31                                                                                                  2000          1999
----------------------------------------------------------------------------------------------------------------------------------
(in thousands)
Assets
Utility plant, at cost
         Property, plant and equipment.............................................................     $ 3,005,596   $ 2,882,536
         Less accumulated depreciation.............................................................      (1,170,184)   (1,076,373)
         Construction in progress..................................................................         157,183       151,981
----------------------------------------------------------------------------------------------------------------------------------
Net utility plant..................................................................................       1,992,595     1,958,144
Regulatory assets..................................................................................         116,623       114,759
Other..............................................................................................         259,304       229,906
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                        $ 2,368,522   $ 2,302,809
==================================================================================================================================
Capitalization and liabilities
Common stock equity................................................................................     $   825,012   $   806,103
Cumulative preferred stock-
     not subject to mandatory redemption, dividend rates of 4.25-7.625%............................          34,293        34,293
HECO-obligated mandatorily redeemable trust preferred securities of subsidiary
     trusts holding solely HECO and HECO-guaranteed debentures.....................................         100,000       100,000
Long-term debt.....................................................................................         667,731       646,029
----------------------------------------------------------------------------------------------------------------------------------
Total capitalization...............................................................................       1,627,036     1,586,425
Short-term borrowings from nonaffiliates and affiliate.............................................         113,162       107,013
Deferred income taxes..............................................................................         137,066       131,105
Contributions in aid of construction...............................................................         211,518       206,302
Other..............................................................................................         279,740       271,964
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                        $ 2,368,522   $ 2,302,809
==================================================================================================================================

Regulatory assets. In accordance with SFAS No. 71, HECO and its subsidiaries' financial statements reflect assets and costs based on current cost-based rate-making regulations. Continued accounting under SFAS No. 71 requires that certain criteria be met. Management believes HECO and its subsidiaries' operations currently satisfy the criteria. However, if events or circumstances should change so that the criteria are no longer satisfied, management believes that a material adverse effect on the Company's results of operations, financial position or liquidity may result.

  Regulatory assets are expected to be fully recovered through rates over PUC authorized periods ranging from 1 to 36 years and included the following deferred costs:

December 31                                                                                                  2000         1999
----------------------------------------------------------------------------------------------------------------------------------
(in thousands)
Income taxes.......................................................................                     $    60,263   $    57,692
Postretirement benefits other than pensions........................................                          21,477        23,267
Unamortized expense and premiums on retired debt and equity issuances..............                          12,383        11,282
Integrated resource planning costs.................................................                          10,592         9,806
Vacation earned, but not yet taken.................................................                           5,919         6,241
Other..............................................................................                           5,989         6,471
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                        $   116,623   $   114,759
==================================================================================================================================

Cumulative preferred stock. Certain cumulative preferred stock of HECO and its subsidiaries is redeemable at the option of the respective company at a premium or par, but none is subject to mandatory redemption.

Major customers. HECO and its subsidiaries received approximately 10% ($123 million), 9% ($98 million) and 10% ($98 million) of their operating revenues from the sale of electricity to various federal government agencies in 2000, 1999 and 1998, respectively.

Commitments and contingencies

Fuel contracts. HECO and its subsidiaries have contractual agreements to purchase minimum quantities of fuel oil and diesel fuel through 2004 (at prices tied to the market prices of petroleum products in Singapore and Los Angeles). Based on the average price per barrel at January 1, 2001, the estimated cost of minimum purchases under the fuel supply contracts for 2001 is $321 million. The actual cost of purchases in 2001 could vary substantially from this estimate as a result of changes in market prices, quantities actually purchased and/or other factors. HECO and its subsidiaries purchased $359 million, $229 million and $183 million of fuel under contractual agreements in 2000, 1999 and 1998, respectively.

Power purchase agreements. At December 31, 2000, HECO and its subsidiaries had power purchase agreements for 533 MW of firm capacity. The PUC allows rate recovery for energy and firm capacity payments under these agreements. Assuming that each of the agreements remains in place for its current term and the minimum availability criteria in the power purchase agreements are met, aggregate minimum fixed capacity charges are expected to be approximately $122 million in 2001, $121 million each in 2002, 2003 and 2004, $116 million in 2005 and a total of $1.8 billion in 2006 through 2030.

  In general, HECO and its subsidiaries base their payments under the power purchase agreements upon available capacity and energy and they are generally not required to make payments for capacity if the contracted capacity is not available, and payments are reduced, under certain conditions, if available capacity drops below contracted levels. In general, the payment rates for capacity have been predetermined for the terms of the agreements. Energy payments will vary over the terms of the agreements and HECO and its subsidiaries pass on changes in the fuel component of the energy charges to customers through the energy cost adjustment clause in their rate schedules. HECO and its subsidiaries do not operate nor participate in the operation of any of the facilities that provide power under the agreements. Title to the facilities does not pass to HECO or its subsidiaries upon expiration of the agreements, and the agreements do not contain bargain purchase options for the facilities.

Interim increases. At December 31, 2000, HECO and its subsidiaries recognized $1.2 million of revenues under interim rate increases (which were affirmed in the final order in the HELCO rate case) and $3.3 million of revenues related to interim integrated resource planning costs. Such revenues are subject to refund, with interest, to the extent they exceed the amounts allowed in final orders.

HELCO power situation. In 1991, HELCO began planning to meet increased electric generation demand forecasted for 1994. HELCO's plans were to install at its Keahole power plant two 20 MW combustion turbines (CT-4 and CT-5), followed by an 18 MW heat steam recovery generator (ST-7), at which time these units would be converted to a 56 MW (net) combined-cycle unit. In January 1994, the PUC approved expenditures for CT-4, which HELCO had planned to install in late 1994. The timing of the installation of HELCO's phased units has been revised on several occasions due to delays in obtaining an amendment of a land use permit from the Hawaii Board of Land and Natural Resources (BLNR) and an air permit from the Department of Health of the State of Hawaii (DOH) and the U.S. Environmental Protection Agency (EPA) for the Keahole power plant site. The delays are also attributable to lawsuits, claims and petitions filed by independent power producers (IPPs) and other parties challenging these permits and objecting to the expansion, alleging among other things that (1) operation of the expanded Keahole site would not comply with land use regulations (including noise standards) and HELCO's land patent; (2) HELCO cannot operate the plant within current air quality standards; and (3) HELCO could alternatively purchase power from IPPs to meet increased electric generation demand.

Land use permit amendment.  The Third Circuit Court of the State of Hawaii (the
-------------------------
Circuit Court) ruled in 1997 that because the BLNR had failed to render a valid decision on HELCO's application to amend its land use permit before the statutory deadline, HELCO was entitled to use its Keahole site for the expansion project (HELCO's

"default entitlement"). Final judgments of the Circuit Court related to this ruling are on appeal to the Hawaii Supreme Court, which in 1998 denied motions to stay the Circuit Court's final judgment pending resolution of the appeal.

  The Circuit Court's final judgment provided that HELCO must comply with the conditions in its application and the standard land use conditions in the administrative rules of the Department of Land and Natural Resources (DLNR) insofar as those conditions were not inconsistent with HELCO's default entitlement. Subsequent to entry of the Circuit Court's final judgment, there have been numerous proceedings before the Circuit Court and the BLNR in which various plaintiffs (a) have sought determinations of what conditions apply to HELCO's default entitlement, (b) have claimed that HELCO has not complied with applicable land use conditions and that its default entitlement should thus be forfeited, (c) have claimed that HELCO will not be able to operate the proposed plant without violating applicable land use conditions and provisions of Hawaii's Clean Air Act and Noise Pollution Act and (d) have sought orders enjoining any further construction at the Keahole site.

  Although there has not been a final resolution of these claims, to date there have been three rulings on these claims which may adversely affect HELCO's ability to construct and operate CT-4 and CT-5. First, based on a change by the DOH in its interpretation of the noise rules it promulgated under the Hawaii Noise Pollution Act, the Circuit Court has ruled that a 55dBA daytime and 45dBA nighttime noise standard, rather than the previously applied 70dBA noise standard, applies to HELCO's plant, but has left enforcement of the ruling to the DOH. The DOH has not taken any formal enforcement action. If and when the DOH actually enforces the stricter standards, HELCO may assert that the noise regulations are unconstitutional as applied. Meanwhile, HELCO has installed noise mitigation measures on the existing diesel units at Keahole, has obtained approval to install an additional silencer on CT-2 and is exploring possible noise mitigation measures, which can be implemented if necessary, for CT-4 and CT-5. Second, in September 2000, the Circuit Court ruled that, absent a legal or equitable extension properly authorized by the BLNR, the three-year construction period in the DLNR's standard land use conditions expired in April 1999. In October 2000, HELCO filed a request for extension of the construction deadline and in January 2001, the BLNR sent the request to a contested case hearing. Third, in December 2000, the Circuit Court granted a motion to stay further construction until extension of the construction deadline is obtained from the BLNR, at which time the Court would consider lifting the stay.

Air permit. In 1997, the EPA approved a draft permit and the DOH issued a final
----------
air permit for the Keahole expansion project. Nine appeals of the issuance of the permit were filed with the EPA's Environmental Appeals Board (EAB). In November 1998, the EAB denied several of the appeals, but directed the DOH to reopen the permit for the limited purpose of (1) providing an updated air quality impact report on sulfur dioxide and particulate matter ambient concentrations and (2) either providing a sufficient explanation of why certain data used to support the permit are reasonably representative or performing a new air quality analysis based on data shown to be representative. Upon remand, the EPA and DOH required additional data collection, which was satisfactorily completed in April 2000. A draft permit has been prepared by the DOH and the DOH has scheduled a public hearing in March 2001. HELCO continues to work with the DOH and EPA with the objective of having the final air permit reissued in mid-2001 and of reaching a final resolution of any appeals to the EAB as expeditiously as possible thereafter.

IPP Complaints.  Three IPPs--Kawaihae Cogeneration Partners (KCP), Enserch
--------------
Development Corporation (Enserch) and Hilo Coast Power Company (HCPC)--filed separate complaints with the PUC in 1993, 1994 and 1999, respectively, alleging that they are each entitled to a power purchase agreement (PPA) to provide HELCO with additional capacity. KCP and Enserch each claimed they would be a substitute for HELCO's planned expansion of Keahole.

  In 1994 and 1995, the PUC allowed HELCO to pursue construction of and commit expenditures for CT-5 and ST-7, but noted that such costs are not to be included in rate base until the project is installed and being used for utility purposes. The PUC also ordered HELCO to continue negotiating with the IPPs and held that the facility to be built should be the one that can be most expeditiously put into service at "allowable cost."

  The Enserch and HCPC complaints have been resolved. An Enserch affiliate (which was subsequently sold) has a PUC-approved PPA with HELCO for a 60 MW
(net) facility, which was placed in service in 2000. The PUC also approved a restated and amended PPA between HELCO and HCPC which requires that HCPC continue to provide HELCO with 22 MW of firm capacity from 2000 to 2004. HELCO may terminate the PPA as of the end of 2002, 2003 or 2004 by giving HCPC advance written notice and paying an early termination amount of $0.5 million for each of the remaining years in the five-year term. Both PPAs were necessary to ensure reliable service to customers on the island of Hawaii and, in the opinion of management, do not supplant the need for CT-4 and CT-5.

  In October 1999, the Circuit Court ruled that the lease for KCP's proposed plant site was invalid. Based on this ruling and for other reasons, management believes that KCP's pending proposal is not viable and, therefore, will not impact the need for CT-4 and CT-5.

Management's evaluation; costs incurred.  Management believes that the issues
---------------------------------------
surrounding the amendment to the land use permit and applicable land use conditions, the air permit, the IPP complaints and related matters will be satisfactorily resolved and will not prevent HELCO from ultimately constructing CT-4 and CT-5. Management currently expects that the BLNR, after holding a contested case hearing, will extend the construction period for the plant expansion and that installation of CT-4 and CT-5 will begin when the effective air permit is obtained (that is, after resolution of any EAB appeals), with an expedited in-service date in the second half of 2002. There can be no assurances, however, that these results will be achieved or that this time frame will be met.

  The recovery of costs relating to CT-4 and CT-5 are subject to the rate-making process governed by the PUC. Management believes no adjustment to costs incurred to put CT-4 and CT-5 into service is required as of December 31, 2000. If it becomes probable that CT-4 and/or CT-5 will not be installed, however, HELCO may be required to write-off a material portion of the costs incurred in its efforts to put these units into service. As of December 31, 2000, HELCO's costs incurred in its efforts to put CT-4 and CT-5 into service and to support existing units amounted to approximately $81.2 million, including $32.3 million for equipment and material purchases, $27.3 million for planning, engineering, permitting, site development and other costs and $21.6 million for AFUDC. As of December 31, 2000, approximately $22.4 million of the $81.2 million were transferred from construction in progress to plant-in-service as such costs represent completed pre-air permit facilities which relate to the existing units in service as well as to CT-4 and CT-5. In early 2001, HELCO received a final decision and order from the PUC which included $7.6 million of the $22.4 million of pre-air permit facilities in rate base. The remaining $14.8 million of costs (determined by the PUC to be not yet used or useful for utility purposes) will be transferred back to construction in progress in the first quarter of 2001.

  Although management believes it has acted prudently with respect to the Keahole project, effective December 1, 1998, HELCO decided to discontinue the accrual of AFUDC on CT-4 and CT-5 (which would have been approximately $0.5 million after tax per month) due in part to the delays to date and potential further delays. HELCO has also deferred plans for ST-7 to 2005. No costs for ST-7 are included in construction in progress.

Competition proceeding. On December 30, 1996, the PUC instituted a proceeding to identify and examine the issues surrounding electric competition and to determine the impact of competition on the electric utility infrastructure in Hawaii. After a collaborative process involving the 19 parties to the proceeding, final statements of position were prepared by several of the parties and submitted to the PUC in October 1998. HECO's position is that retail competition is not feasible in Hawaii, but that some of the benefits of competition can be achieved through competitive bidding for new generation, performance-based rate-making (PBR) and innovative pricing provisions. The other parties to the proceeding advanced numerous other proposals in their statements of position. The PUC submitted a status report on its investigation to the legislature. In the report, the PUC stated that competitive bidding for new power supplies (i.e., wholesale generation competition) is a logical first step to encourage competition in the state's electric industry and that it plans to proceed with an examination of the feasibility of competitive bidding. The PUC also plans to review specific policies to encourage renewable energy resources in the power generation mix. The report states that "further steps" by the PUC "will involve the development of specific policies to encourage wholesale competition and the continuing examination of other areas suitable for the development of competition." HECO cannot predict what the ultimate outcome of the proceeding will be or which (if any) of the proposals advanced in the proceeding will be implemented. In addition, some of the parties may seek state legislative action on their proposals.

  In May 1999, the PUC approved HECO's standard form contract for customer retention that allows HECO to provide a rate option for customers who would otherwise reduce their energy use from HECO's system by using energy from a nonutility generator. The standard form contract provides a 2.77% and 11.27% discount on base energy rates for "Large Power" and "General Service Demand" customers, respectively. In March 2000, the PUC approved a similar standard form contract for HELCO which provides a 10% discount on base energy rates for "Large Power" and "General Service Demand" customers.

  In December 1999, HECO, HELCO and MECO filed an application with the PUC seeking permission to implement PBR in future rate cases. The proposed PBR would have allowed adjustments in the electric utilities' rates (for up to five years after a rate case) based on an index-based price cap, an earnings sharing mechanism and a service quality mechanism. In early 2001, the PUC dismissed the electric utilities' PBR proposal without prejudice, indicating it declines at this time to change its current cost of service/rate of return methodology for determining electric utility rates.

Environmental regulation. In early 1995, the DOH initially advised HECO, HTB, YB and others that it was conducting an investigation to determine the nature and extent of actual or potential releases of hazardous substances, oil, pollutants or contaminants at or near Honolulu Harbor. The DOH issued letters in December 1995, indicating that it had identified a number of parties, including HECO, HTB and YB, who appear to be potentially responsible for the contamination and/or operate their facilities upon contaminated land. The DOH met with these identified parties in January 1996 and certain of the identified parties (including HECO, Chevron Products Company, the State of Hawaii Department of Transportation Harbors Division and others) formed a Honolulu Harbor Work Group. Effective January 30, 1998, the Work Group and the DOH entered into a voluntary agreement and scope of work to determine the nature and extent of any contamination, the responsible parties and appropriate remedial actions.

  In 1999, the Work Group submitted reports to the DOH presenting environmental conditions and recommendations for additional data gathering to allow for an assessment of the need for risk-based corrective action. The Work Group also engaged a consultant who identified 27 additional potentially responsible parties (PRPs), including YB. Under the terms of the agreement for the sale of YB, HEI and TOOTS (formerly HTB) have certain indemnity obligations, including obligations with respect to the Honolulu Harbor investigation. Texaco Group, Inc. joined the Work Group. In response to the DOH's request for technical assistance, the EPA became involved with the harbor investigation in June 2000. In August 2000, the Work Group, the DOH, the EPA and the U.S. Coast Guard met to discuss the Conceptual Site Model, how to proceed and other matters.

  The DOH issued notices to over 20 other PRPs, including YB, regarding the on going investigation in the Honolulu Harbor area. A new voluntary agreement and a Joint Defense Agreement was signed by the parties in the Work Group and some of the new PRPs, including Phillips Petroleum, but not YB. Determining a method of cost allocation between the PRPs and remediation work are the next phase.

  Because the process for determining appropriate remedial and cleanup action, if any, is at an early stage, management cannot predict at this time the costs of further site analysis or future remediation and cleanup requirements, nor can it estimate when such costs would be incurred. Certain of the costs incurred may be claimed and covered under insurance policies, but such coverage is not determinable at this time.

4 .  Savings bank subsidiary

--------------------------------------------------------------------------------------------------------------
American Savings Bank, F.S.B. and subsidiaries
Selected consolidated financial information

Income statement data
Years ended December 31                                                   2000            1999            1998
--------------------------------------------------------------------------------------------------------------
(in thousands)
Interest income................................................      $ 423,575       $ 379,979       $ 380,661
Interest expense...............................................        238,875         207,168         216,994
--------------------------------------------------------------------------------------------------------------
Net interest income............................................        184,700         172,811         163,667
Provision for loan losses......................................        (13,050)        (16,500)        (13,802)
Other income...................................................         27,307          29,934          29,222
Operating, administrative and general expenses.................       (128,916)       (125,893)       (125,437)
--------------------------------------------------------------------------------------------------------------
Operating income...............................................         70,041          60,352          53,650
Minority interests.............................................            225               -               -
Income taxes...................................................         23,774          19,528          17,987
--------------------------------------------------------------------------------------------------------------
Income before preferred stock dividends........................         46,042          40,824          35,663
Preferred stock dividends......................................         (5,412)         (5,412)         (5,400)
--------------------------------------------------------------------------------------------------------------
Net income.....................................................      $  40,630       $  35,412       $  30,263
==============================================================================================================

Balance sheet data
December 31                                                                                  2000         1999
-----------------------------------------------------------------------------------------------------------------
(in thousands)
Assets
Cash and equivalents..............................................................       $  207,785    $  192,807
Available-for-sale investment securities..........................................          107,955             -
Available-for sale mortgage/asset-backed securities...............................           56,713             -
Held-to-maturity investment securities............................................           91,723       186,799
Held-to-maturity mortgage/asset-backed securities.................................        1,697,343     1,536,128
Held-to-maturity mortgage/asset-backed securities
     pledged for repurchase agreements............................................          316,771       437,018
Loans receivable, net.............................................................        3,211,325     3,211,878
Other.............................................................................          180,572       176,836
Goodwill and other intangibles....................................................           99,128       106,741
-----------------------------------------------------------------------------------------------------------------
                                                                                         $5,969,315    $5,848,207
=================================================================================================================
Liabilities and equity
Deposit liabilities...............................................................       $3,584,646    $3,491,655
Securities sold under agreements to repurchase....................................          596,504       661,215
Advances from Federal Home Loan Bank..............................................        1,249,252     1,189,081
Other.............................................................................           81,277        70,239
-----------------------------------------------------------------------------------------------------------------
                                                                                          5,511,679     5,412,190
Minority interests..................................................................          3,299         3,300
Preferred stock.....................................................................         75,113        75,113
Common stock equity.................................................................        379,224       357,604
-----------------------------------------------------------------------------------------------------------------
                                                                                         $5,969,315    $5,848,207
=================================================================================================================

Investment and mortgage/asset-backed securities.

December 31                                                                               2000
---------------------------------------------------------------------------------------------------------------------------
                                                                                     Gross           Gross
                                                                 Amortized      unrealized      unrealized        Estimated
(in thousands)                                                        cost           gains          losses       fair value
---------------------------------------------------------------------------------------------------------------------------
Available-for-sale
Investment securities-collateralized debt obligations.....        $107,955         $   -          $    -          $107,955
Mortgage/asset-backed securities:
    FHLMC.................................................          10,477             -             (23)           10,454
    FNMA..................................................          46,037           267             (45)           46,259
---------------------------------------------------------------------------------------------------------------------------
                                                                    56,514           267             (68)           56,713
---------------------------------------------------------------------------------------------------------------------------
                                                                  $164,469          $267            $(68)         $164,668
===========================================================================================================================

December 31                                  2000                                               1999
-------------------------------------------------------------------------------------------------------------------------
                                        Gross       Gross    Estimated                     Gross       Gross    Estimated
                         Carrying  unrealized  unrealized         fair      Carrying  unrealized  unrealized         fair
(in thousands)              value       gains      losses        value         value       gains      losses        value
-------------------------------------------------------------------------------------------------------------------------
Held-to-maturity
Investment securities:
    Stock in FHLB      $   78,661     $     -    $      -   $   78,661    $   73,750      $    -    $      -   $   73,750
     of Seattle......
    Collateralized
     debt obligations      13,062           -        (262)      12,800        71,510         494         (42)      71,962
    Other............           -           -           -            -        41,539           -         (90)      41,449
-------------------------------------------------------------------------------------------------------------------------
                           91,723           -        (262)      91,461       186,799         494        (132)     187,161
-------------------------------------------------------------------------------------------------------------------------
Mortgage/asset-
  backed securities:
    Private issue....   1,094,723       9,243      (8,917)   1,095,049     1,000,620       1,212     (12,338)     989,494
    FHLMC............     133,623       1,500        (257)     134,866       114,466         144      (1,647)     112,963
    GNMA.............     238,331       1,034        (475)     238,890       300,195         477      (5,805)     294,867
    FNMA.............     547,437       3,981      (5,050)     546,368       557,865       1,155     (19,364)     539,656
-------------------------------------------------------------------------------------------------------------------------
                        2,014,114      15,758     (14,699)   2,015,173     1,973,146       2,988     (39,154)   1,936,980
-------------------------------------------------------------------------------------------------------------------------
                       $2,105,837     $15,758    $(14,961)  $2,106,634    $2,159,945      $3,482    $(39,286)  $2,124,141
=========================================================================================================================

ASB owns private-issue mortgage/asset-backed securities and mortgage/asset-backed securities purchased from the Federal Home Loan Mortgage Corporation (FHLMC), Government National Mortgage Association (GNMA) and Federal National Mortgage Association (FNMA). Contractual maturities are not presented for mortgage/asset-backed securities because these securities are not due at a single maturity date. The weighted-average interest rate for mortgage/asset-backed securities at December 31, 2000 and 1999 was 7.46% and 6.77%, respectively.

  ASB pledged mortgage/asset-backed securities with a carrying value of approximately $0.6 billion and $1.5 billion at December 31, 2000 and 1999, respectively, as collateral to secure public funds, deposits with the Federal Reserve Bank of San Francisco and advances from the FHLB of Seattle. At December 31, 2000 and 1999, mortgage/asset-backed securities sold under agreements to repurchase had a carrying value of $317 million and $437 million, respectively.

  ASB did not sell mortgage/asset-backed securities or other securities held for investment in 2000, 1999 or 1998.

  In June 2000, the OTS advised ASB that four debt securities in the original principal amount of $114 million were impermissible investments under regulations applicable to federal savings banks. The securities are trust certificates which are rated Aaa as to principal repayment but are not rated as to interest. In 2000, ASB reclassified these trust certificates from a "held-to-maturity" status to an "available-for-sale" status in its financial statements and recorded these securities at their estimated fair value. For 2000, ASB realized a $3.8 million net loss on the writedown of these securities. Interest income on these securities is being recognized on a cash basis. Additional losses could result from the ultimate disposition of these securities, or if there is a further "other-than-temporary" decline in their fair value. ASB is exploring options to address the OTS' concerns and pursuing its remedies against the brokers who sold the securities to ASB.

Loans receivable.

December 31                                                                                        2000                1999
---------------------------------------------------------------------------------------------------------------------------
(in thousands)

Real estate loans
 Conventional.......................................................................         $2,867,549          $2,887,173
 Construction and development.......................................................             38,913              43,706
---------------------------------------------------------------------------------------------------------------------------
                                                                                              2,906,462           2,930,879
Loans secured by savings deposits...................................................              8,021              14,496
Consumer loans......................................................................            230,330             230,437
Commercial loans....................................................................            134,784             106,098
---------------------------------------------------------------------------------------------------------------------------
                                                                                              3,279,597           3,281,910
Undisbursed portion of loans in process.............................................            (17,617)            (19,486)
Deferred fees and discounts, including net purchase accounting discounts............            (21,588)            (24,083)
Allowance for loan losses...........................................................            (37,449)            (35,348)
---------------------------------------------------------------------------------------------------------------------------
Loans held to maturity..............................................................          3,202,943           3,202,993
Residential loans held for sale.....................................................              3,702                   -
Commercial real estate loans held for sale..........................................              4,680               8,885
---------------------------------------------------------------------------------------------------------------------------
                                                                                             $3,211,325          $3,211,878
===========================================================================================================================

At December 31, 2000 and 1999, the weighted-average interest rate for loans receivable was 7.85% and 7.60%, respectively.

  At December 31, 2000, ASB pledged loans with an amortized cost of approximately $1.5 billion as collateral to secure advances from the FHLB of Seattle.

  At December 31, 2000, ASB had impaired loans totaling $28 million, which consisted of $20 million of income property loans, $6 million of residential real estate loans for properties of one to four units and $2 million of commercial loans. At December 31, 1999, ASB had impaired loans totaling $38 million, which consisted of $23 million of income property loans, $13 million of residential real estate loans for properties of one to four units and $2 million of commercial loans. The average balances of impaired loans during 2000, 1999 and 1998 were $36 million, $45 million and $44 million, respectively. At December 31, 2000, 1999 and 1998, the allowance for loan losses for impaired loans was $4.8 million, $4.5 million and $10.7 million, respectively.

  At December 31, 2000 and 1999, ASB had nonaccrual and renegotiated loans of $48 million and $74 million, respectively.

  ASB services real estate loans ($600 million, $617 million and $730 million at December 31, 2000, 1999 and 1998, respectively), which are not included in the accompanying consolidated financial statements. ASB reports fees earned for servicing loans as income when the related mortgage loan payments are collected and charges loan servicing costs to expense as incurred.

  Loan commitments of approximately $36.4 million are not reflected in the consolidated balance sheet as of December 31, 2000. Of such commitments, $27.7 million were for variable-rate mortgage loans and $8.7 million were for fixed-rate mortgage loans.

Allowance for loan losses. For 2000, 1999 and 1998, the allowance for loan loses was adjusted by the provision for loan losses of $13.1 million, $16.5 million and $13.8 million, respectively, and net charge-offs of $10.9 million, $20.9 million and $4.0 million, respectively. The ratio of net charge-offs to average loans outstanding was 0.34%, 0.66% and 0.13% for 2000, 1999 and 1998, respectively.

Real estate acquired in settlement of loans. At December 31, 2000 and 1999, ASB's real estate acquired in settlement of loans was $8.9 million and $4.6 million, respectively.

Deposit liabilities.

December 31                                                             2000                               1999
-------------------------------------------------------------------------------------------------------------------------------
                                                                 Weighted-                          Weighted-
                                                                   average                            average
(in thousands)                                                 stated rate            Amount      stated rate            Amount
-------------------------------------------------------------------------------------------------------------------------------
Commercial checking......................................                -%       $  105,938                -%       $   91,068
Other checking...........................................             0.84           573,070             1.04           537,748
Passbook.................................................             2.00         1,018,347             2.25         1,089,996
Money market.............................................             2.89           288,042             3.00           321,315
Term certificates........................................             5.96         1,599,249             4.88         1,451,528
-------------------------------------------------------------------------------------------------------------------------------
                                                                      3.59%       $3,584,646             3.16%       $3,491,655
===============================================================================================================================

At December 31, 2000 and 1999, deposit accounts of $100,000 or more totaled $0.7 billion.

  The approximate amounts of term certificates outstanding at December 31, 2000 with scheduled maturities for 2001 through 2005 were $1.2 billion in 2001, $158.3 million in 2002, $16.2 million in 2003, $71.1 million in 2004 and $168.8 million in 2005.

  Interest expense on savings deposits by type of deposit was as follows:

Years ended December 31                                                                 2000            1999            1998
----------------------------------------------------------------------------------------------------------------------------
(in thousands)

Interest-bearing checking...................................................        $  5,484        $  5,169        $  5,706
Passbook....................................................................          21,186          25,939          33,050
Money market................................................................           9,015          10,942          12,958
Term certificates...........................................................          83,507          78,288          90,355
----------------------------------------------------------------------------------------------------------------------------
                                                                                    $119,192        $120,338        $142,069
============================================================================================================================

Securities sold under agreements to repurchase.

December 31, 2000
----------------------------------------------------------------------------------------------------------------------
                                                                                   Collateralized by mortgage/asset-
                                          Repurchase                Weighted              backed  securities
                                                                               ---------------------------------------
Maturity                                   liability            average rate       Carrying value        Market value
----------------------------------------------------------------------------------------------------------------------
(in thousands)

Overnight..........................         $ 15,799                4.50%              $ 22,425              $ 21,981
1 to 29 days.......................           64,849                6.11                 66,299                66,459
30 to 90 days......................          233,764                6.29                249,266               250,332
Over 90 days.......................          282,092                6.49                313,076               313,150
----------------------------------------------------------------------------------------------------------------------
                                            $596,504                6.32%              $651,066              $651,922
======================================================================================================================

At December 31, 2000, securities sold under agreements to repurchase consisted of mortgage/asset-backed securities sold under fixed-coupon agreements. The FHLMC, GNMA and FNMA mortgage/asset-backed securities are book-entry securities and were delivered by appropriate entry into the counterparties' accounts at the Federal Reserve System. The remaining securities underlying the agreements were delivered to the brokers/dealers who arranged the transactions. The carrying value of securities underlying the agreements remained in ASB's asset accounts and the obligation to repurchase securities sold is reflected as a liability in the consolidated balance sheet. At December 31, 2000 and 1999, ASB had agreements to repurchase identical securities totaling $597 million and $661 million, respectively. At December 31, 2000 and 1999, the weighted-average rate on securities sold under agreements to repurchase was 6.32% and 5.58%, respectively, and the weighted-average remaining days to maturity was 105 days and 163 days, respectively. During 2000, 1999 and 1998, securities sold under agreements to repurchase averaged $625 million, $540 million and $487 million, respectively, and the maximum amount outstanding at any month-end was $657 million, $661 million and $652 million, respectively.

Advances from Federal Home Loan Bank.

December 31                                                                2000                               1999
-------------------------------------------------------------------------------------------------------------------------------
                                                                 Weighted-                          Weighted-
                                                                   average                            average
(in thousands)                                                 stated rate            Amount      stated rate            Amount
-------------------------------------------------------------------------------------------------------------------------------
Due in
2000.....................................................                -%      $         -             5.74%       $  371,760
2001.....................................................             6.63           370,000             6.47           301,000
2002.....................................................             6.83           172,800             6.60            77,800
2003.....................................................             6.14           252,700             5.99           221,200
2004.....................................................             6.85           117,821             6.87            90,821
2005.....................................................             6.98           301,931             7.03            92,500
Thereafter...............................................             6.93            34,000             6.93            34,000
-------------------------------------------------------------------------------------------------------------------------------
                                                                      6.67%      $ 1,249,252             6.25%       $1,189,081
===============================================================================================================================

Advances from the FHLB of Seattle are secured by mortgage/asset-backed securities, loans and stock in the FHLB of Seattle. As a member of the FHLB system, ASB is required to own a specific number of shares of capital stock of the FHLB of Seattle and is required to maintain cash and investments in U.S. Government and other qualifying securities in an amount equal to 4% of the amount of its savings accounts and other obligations due within one year.

Common stock equity. As of December 31, 2000, ASB was in compliance with the minimum capital requirements under OTS regulations.

5 . International power subsidiary
--------------------------------------------------------------------------------
China project. In 1998 and 1999, the HEIPC Group acquired what is now a 75% interest in a joint venture, Baotou Tianjiao Power Co., Ltd., formed to design, construct, own, operate and manage a 200 MW (net) coal-fired power plant to be located in Inner Mongolia, People's Republic of China. The power plant is being built "inside the fence" for Baotou Iron & Steel (Group) Co., Ltd. (Baotou Steel). The project has received approval from both the National and Inner Mongolia governments. Construction had commenced and the first of the two units had been expected to be online by early 2001, and the second six months later. However, the Inner Mongolia Power Company (IMPC), which owns and operates the electricity grid in Inner Mongolia, has caused a delay of the project by failing to enter into a satisfactory interconnection arrangement with the joint venture. The HEIPC Group does not believe that it is prudent to continue construction without an interconnection arrangement whose terms are consistent with the project as approved by the National and Inner Mongolia governments. Under the Power Purchase Contract between the joint venture and Baotou Steel, it is Baotou Steel's responsibility to secure an interconnection arrangement with IMPC. The HEIPC Group continues to work with Baotou Steel and IMPC to secure a satisfactory interconnection arrangement. If such an arrangement is not obtained, the HEIPC Group intends to withdraw from the project (including the HEIPC Group's commitment to invest up to an additional $86 million toward the project, subject to certain conditions) and seek recovery of its investment of approximately $25 million to date. Management cannot predict the outcome of such efforts, nor estimate its impairment loss, if any, at this time. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Philippines investment. On March 7, 2000, an indirect subsidiary of HEIPC acquired a 50% interest in EPHE Philippines Energy Company, Inc. (EPHE), an indirect subsidiary of El Paso Energy Corporation, for $87.5 million plus up to an additional $6 million of payments contingent upon future earnings of EAPRC. EPHE owns approximately 91.7% of the common shares of EAPRC, a Philippines holding company primarily engaged in the electric generation business in Manila and Cebu through its direct and indirect subsidiaries, using land and barge-based generating facilities fired by bunker fuel oil, with total installed capacity of approximately 390 MW. The HEIPC Group accounts for its investment in EPHE under the equity method of accounting. Revenues for the international power segment for 2000 include the equity in net losses of EPHE. The Company evaluates equity investments when events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. Due to the equity losses of $24.1 million incurred in 2000 from the investment in EPHE and the changes in the political and economic conditions related to the investment (primarily devaluation of the Philippine peso and increase in fuel oil prices), management determined that the investment in EAPRC was impaired based on an estimate of the undiscounted future operating cash flows, and on December 31, 2000, wrote off the remaining $65.7 million investment in EAPRC based upon management's estimate of fair value using anticipated cash flows discounted at a rate commensurate with the risks involved. The Company also accrued a potential payment obligation under an HEI guaranty of $10 million of EAPRC loans. The write-off and accrual are included in operating expenses.

6 . Short-term borrowings
--------------------------------------------------------------------------------

Short-term borrowings consisted of commercial paper issued by HEI and HECO at December 31, 2000 and 1999 and had a weighted-average interest rate of 7.5% and 6.9%, respectively.

    At December 31, 2000 and 1999, HEI maintained bank lines of credit which totaled $80 million and $104 million, respectively, and HECO maintained bank lines of credit which totaled $110 million and $125 million, respectively. The HEI and HECO lines of credit support the issuance of commercial paper. There were no borrowings under any line of credit during 2000 or 1999.

7 . Long-term debt

-----------------------------------------------------------------------------------------------------------------
 December 31                                                                               2000              1999
-----------------------------------------------------------------------------------------------------------------
(in thousands)

HELCO first mortgage bonds - 7.75%-7.88%, due 2002-2003.......................       $    5,000          $  5,000
-----------------------------------------------------------------------------------------------------------------
Obligations to the State of Hawaii for the repayment of special purpose revenue bonds issued on behalf of electric utility subsidiaries
  4.95%, due 2012.............................................................           57,500            57,500
  5.45%-7.60%, due 2020-2023..................................................          240,000           240,000
  5.65%-6.60%, due 2025-2027..................................................          272,000           272,000
  5.50%-6.20%, due 2014-2029..................................................          116,400           116,400
-----------------------------------------------------------------------------------------------------------------
                                                                                        685,900           685,900
  Less funds on deposit with trustees........................................           (18,549)          (40,221)
  Less unamortized discount..................................................            (4,620)           (4,650)
-----------------------------------------------------------------------------------------------------------------
                                                                                        662,731           641,029
-----------------------------------------------------------------------------------------------------------------
Promissory notes
  6.13%-7.13%, due in various years through 2014..............................          295,500           305,500
  7.995%, due in 2003.........................................................          100,000                 -
  8.52%-8.70%, due in various years through 2011..............................           25,500            26,000
-----------------------------------------------------------------------------------------------------------------
                                                                                        421,000           331,500
-----------------------------------------------------------------------------------------------------------------
                                                                                     $1,088,731          $977,529
=================================================================================================================

The first mortgage bonds of HELCO have been secured by a mortgage which purports to be a lien on substantially all of the real and personal property now owned or hereafter acquired by HELCO.

  At December 31, 2000, the aggregate principal payments required on long-term debt for 2001 through 2005 are $61 million in 2001 and 2002, $138 million in 2003, $1 million in 2004 and $37 million in 2005.

  In April 2000, simultaneous with the sale of $100 million of medium-term notes, HEI entered into a swap agreement to manage a portion of its interest rate risk. The swap effectively fixed the interest rate on the $100 million of debt at 7.995% until maturity.

8 . HEI- and HECO-obligated preferred securities of trust subsidiaries
--------------------------------------------------------------------------------

In February 1997, Hawaiian Electric Industries Capital Trust I, a grantor trust and wholly owned subsidiary of HEI, issued and sold 4 million of its HEI-obligated 8.36% preferred securities (trust preferred securities), with an aggregate liquidation value of $100 million. The trust preferred securities have no scheduled maturity and are not redeemable at the option of the holders, but may be redeemed by Hawaiian Electric Industries Capital Trust I, in whole or in part, from time to time, after February 4, 2002.

    In March 1997, HECO Capital Trust I, a grantor trust and wholly owned subsidiary of HECO, issued and sold 2 million of its HECO-obligated 8.05% Cumulative Quarterly Income Preferred Securities, Series 1997, with an aggregate liquidation value of $50 million. The Cumulative Quarterly Income Preferred Securities must be redeemed at the maturity of the underlying debt on March 27, 2027, which maturity may be shortened to a date no earlier than March 27, 2002 or extended to a date no later than March 27, 2046, and are not redeemable at the option of the holders, but may be redeemed by HECO Capital Trust I, in whole or in part, from time to time, on or after March 27, 2002.

    In December 1998, HECO Capital Trust II, a grantor trust and wholly owned subsidiary of HECO, issued and sold 2 million of its HECO-obligated 7.30% Cumulative Quarterly Income Preferred Securities, Series 1998, with an aggregate liquidation value of $50 million. The Cumulative Quarterly Income Preferred Securities must be redeemed at the maturity of the underlying debt on December 15, 2028, which maturity may be shortened to a date no earlier than December 15, 2003 or extended to a date no later than December 15, 2047, and are not redeemable at the option of the holders, but may be redeemed by HECO Capital Trust II, in whole or in part, from time to time, on or after December 15, 2003.

9 . Common stock

----------------------------------------------------------------------------------------------------------------------
                                                    2000                       1999                       1998
----------------------------------------------------------------------------------------------------------------------
                                                          Common                     Common                     Common
(in thousands)                              Shares         stock       Shares         stock       Shares         stock
----------------------------------------------------------------------------------------------------------------------
Balance, January 1.....................     32,213      $665,335       32,116      $661,720       31,895      $654,819
Issuance of common stock
  Dividend reinvestment and
     stock purchase plan...............        511        17,615            -             -           30         1,174
  Retirement savings and other plans...        267         8,704           97         3,449          191         6,857
Expenses and other.....................          -            81            -           166            -        (1,130)
----------------------------------------------------------------------------------------------------------------------
Balance, December 31...................     32,991      $691,735       32,213      $665,335       32,116      $661,720
======================================================================================================================

At December 31, 2000, HEI had reserved a total of 9.1 million shares of common stock for future issuance under the HEI Dividend Reinvestment and Stock Purchase Plan, the Hawaiian Electric Industries Retirement Savings Plan, the 1987 Stock Option and Incentive Plan and other plans.

10. Stock option and incentive plan
--------------------------------------------------------------------------------

Under the 1987 Stock Option and Incentive Plan, as amended, HEI may issue an aggregate of 2,650,000 shares of common stock to officers and key employees as incentive stock options, nonqualified stock options, restricted stock, stock appreciation rights, stock payments or dividend equivalents. HEI has granted only nonqualified stock options to date. For the nonqualified stock options, the exercise price of each option generally equals the market price of HEI's stock on or near the date of grant. Options generally become exercisable in installments of 25% each year for four years, and expire if not exercised ten years from the date of the grant. Certain options include dividend equivalents over the four-year vesting period and are accounted for as compensatory options under variable plan accounting.

  The Company applies the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations, in accounting for stock-based compensation awards. The Company recorded compensation expense (recovery) of $1.7 million in 2000, ($1.1 million) as a result of the reduction in the per share market value of the Company's common stock in 1999 and $1.0 million in 1998 for the nonqualified stock options and dividend equivalents.

  Information about HEI's stock option plan is summarized as follows:



                                                   2000                           1999                            1998
----------------------------------------------------------------------------------------------------------------------------------
                                                          Weighted-                      Weighted-                       Weighted-
                                                           average                        average                          average
                                                           exercise                       exercise                        exercise
                                            Shares          price           Shares          price           Shares           price
----------------------------------------------------------------------------------------------------------------------------------
Outstanding, January 1..............       739,875          $36.21         543,375          $36.40         639,550          $35.78
Granted.............................       154,000           30.10         224,500           35.59          86,000           40.99
Exercised...........................       (47,500)          34.40         (24,000)          34.34        (135,425)          35.11
Forfeited or expired................       (32,750)          34.94          (4,000)          38.27         (46,750)          40.08
----------------------------------------------------------------------------------------------------------------------------------
Outstanding, December 31............       813,625          $35.21         739,875          $36.21         543,375          $36.40
==================================================================================================================================
Options exercisable, December 31....       452,125          $36.24         386,125          $36.08         295,875          $36.12
==================================================================================================================================

The weighted-average fair value of each option granted during the year was $9.83, $7.08 and $8.42 (at grant date) in 2000, 1999 and 1998, respectively. The weighted-average assumptions used to estimate fair value include: risk-free interest rate of 6.3%, 5.2% and 5.6%; expected volatility of 16.5%, 14.3% and 12.4%; expected dividend yield of 6.8%, 6.7% and 6.7% for 2000, 1999 and 1998, respectively, and expected life of 4.5 years for each of the three years.

  The weighted-average fair value of each option grant is estimated on the date of grant using a Binomial Option Pricing Model. At December 31, 2000, unexercised stock options have exercise prices ranging from $29.48 to $41.00 per common share, and a weighted-average remaining contractual life of 6.7 years.

  The Company adopted the disclosure-only option under SFAS No. 123, "Accounting for Stock-Based Compensation." If the accounting provisions of SFAS No. 123 had been adopted, the proforma net income and basic and diluted earnings per share would have been:

                                                                     2000                       1999                       1998
-------------------------------------------------------------------------------------------------------------------------------
                                                         As           Pro           As           Pro            As          Pro
(in thousands, except per share amounts)           reported         forma     reported         forma      reported        forma
-------------------------------------------------------------------------------------------------------------------------------
Net income....................................      $45,744       $46,157      $96,847       $95,562       $84,811      $84,869
Basic EPS.....................................      $  1.41       $  1.42      $  3.01       $  2.97       $  2.65      $  2.65
Diluted EPS...................................      $  1.40       $  1.41      $  3.00       $  2.96       $  2.64      $  2.64

The effects of applying SFAS No. 123 in this pro forma disclosure are not necessarily indicative of future amounts.

11 . Retirement benefits
--------------------------------------------------------------------------------
Pensions. The Company has several defined benefit pension plans which cover substantially all employees. In general, benefits are based on the employees' years of service and base compensation.

Postretirement benefits other than pensions. The Company provides various postretirement benefits other than pensions to eligible employees upon retirement. HEI and the electric utility subsidiaries provide eligible employees health and life insurance benefits upon retirement. The amount of health benefits is based on retirees' years of service and retirement date. Generally, employees are eligible for these benefits if, upon retirement, they participate in one of the Company's defined benefit pension plans.

Plan amendments. In August 1998, HECO, MECO and HELCO employees represented by the International Brotherhood of Electrical Workers, Local 1260, ratified a collective bargaining agreement for a two-year period from November 1, 1998 through October 31, 2000 and covering approximately 63% of the electric utilities' employees. Under the agreement, HECO and its subsidiaries amended the pension and the postretirement welfare benefits plans effective January 1, 1999.

Change in method of calculating market-related value of retirement benefit plan assets. Since 1993, the Company has determined the market-related value of retirement benefit (pension and other postretirement benefits) plan assets by calculating the difference between the expected return and the actual return on the fair value of the plan assets, then amortizing the difference over future years -- 0% in the first year and 25% in years two to five, and finally subtracting the unamortized differences for the past four years from fair value. For the year 2000 and future years, the method of calculating the market-related value of the plan assets was changed to include a 15% range around the fair value of such assets (i.e., 85% to 115% of fair value). If the market-related value is outside the 15% range, then the amount outside the range will be recognized immediately in the calculation of annual net periodic benefit cost. If the market-related value remains within the 15% range, the Company will continue to amortize the difference over future years using the amortization method used from 1993 to 1999. This change in accounting principle is preferable because it results in calculated asset values of the plans that more closely approximate fair value, while still mitigating the effect of annual fair value fluctuations. No range was used in prior years as the market-related value of the plan assets has been within the 15% range at each yearend from 1993 to 1998. Therefore, the cumulative effect of this change is nil. The effect of the change in accounting principle on 2000 was to increase net income approximately $4 million ($0.14 in basic earnings per common share).

The changes in benefit obligations and plan assets, the funded status of the plans and the unrecognized and recognized amounts in the balance sheet were as follows:


                                                             Pension benefits                    Other benefits
                                                  ---------------------------------------------------------------------
(in thousands)                                                 2000              1999             2000             1999
-----------------------------------------------------------------------------------------------------------------------
Benefit obligation, January 1.....................        $ 551,942         $ 643,941         $119,405         $136,879
Service cost......................................           18,254            23,363            2,832            3,458
Interest cost.....................................           41,656            40,243            8,938            8,230
Amendments........................................               20                11                -                -
Actuarial loss (gain).............................           19,860          (108,980)             162          (16,395)
Benefits paid.....................................          (32,063)          (29,339)          (6,413)          (5,610)
Adjustment due to sale of
     freight transportation operations............                -           (17,297)               -           (7,157)
-----------------------------------------------------------------------------------------------------------------------
Benefit obligation, December 31...................          599,669           551,942          124,924          119,405
-----------------------------------------------------------------------------------------------------------------------
Fair value of plan assets, January 1..............          892,907           732,141          112,625           85,534
Actual return (loss) on plan assets...............          (25,188)          208,856           (6,113)          29,916
Employer contribution.............................            1,254             2,523            4,000            7,444
Benefits paid.....................................          (32,063)          (29,339)          (6,413)          (5,610)
Adjustment due to sale of
     freight transportation operations............                -           (21,274)               -           (4,659)
-----------------------------------------------------------------------------------------------------------------------
Fair value of plan assets, December 31............          836,910           892,907          104,099          112,625
-----------------------------------------------------------------------------------------------------------------------
Funded status.....................................          237,241           340,965          (20,825)          (6,780)
Unrecognized net actuarial gain...................         (214,969)         (344,162)         (46,264)         (64,978)
Unrecognized net transition obligation............            5,577             7,902           39,338           42,616
Unrecognized prior service gain...................           (8,199)           (8,632)               -                -
-----------------------------------------------------------------------------------------------------------------------
Net amount recognized, December 31................        $  19,650         $  (3,927)        $(27,751)        $(29,142)
=======================================================================================================================
Amounts recognized in the balance sheet consist of:
     Prepaid benefit cost.........................        $  27,044         $   4,329         $    -           $     -
     Accrued benefit liability....................           (8,147)           (9,016)         (27,751)         (29,142)
     Intangible asset.............................              157               238                -                -
     Accumulated other comprehensive income.......              596               522                -
-----------------------------------------------------------------------------------------------------------------------
Net amount recognized, December 31................        $  19,650         $  (3,927)        $(27,751)        $(29,142)
=======================================================================================================================

The following weighted-average assumptions were used in the accounting for the plans:

                                                         Pension benefits                        Other benefits
                                             -----------------------------------------------------------------------------
December 31                                          2000         1999         1998         2000         1999         1998
--------------------------------------------------------------------------------------------------------------------------
Discount rate................................        7.50%        7.75%        6.50%        7.50%        7.75%        6.50%
Expected return on plan assets...............        10.0         10.0         10.0         10.0         10.0         10.0
Rate of compensation increase................         4.6          4.6          4.5          4.6          4.6          4.6

At December 31, 2000, the assumed health care trend rates for 2001 and future years were as follows: medical, 6.0%; dental, 4.5%; and vision, 4.0%.

  The components of net periodic benefit cost (return) were as follows:

                                                        Pension benefits                           Other benefits
                                         ------------------------------------------------------------------------------------
Years ended December 31                           2000           1999           1998          2000         1999          1998
-----------------------------------------------------------------------------------------------------------------------------
(in thousands)
Service cost...............................   $ 18,254       $ 23,363       $ 21,629       $ 2,832      $ 3,458       $ 4,831
Interest cost..............................     41,656         40,243         39,091         8,938        8,230        10,760
Expected return on plan assets.............    (74,708)       (61,923)       (55,924)       (9,327)      (8,062)       (6,765)
Amortization of unrecognized transition
 obligation................................      2,326          2,348          2,352         3,278        3,511         5,846

Amortization of prior service cost (gain)..       (413)          (221)           379             -            -             -
Recognized actuarial loss (gain)...........     (9,438)           224            (68)       (3,113)      (1,610)       (1,197)
Additional loss (gain) due to SFAS No. 88..          -           (987)            77             -          (30)            -
-----------------------------------------------------------------------------------------------------------------------------
Net periodic benefit cost (return).........   $(22,323)      $  3,047       $  7,536       $ 2,608      $ 5,497       $13,475
=============================================================================================================================

Of the net periodic pension benefit costs (return), the Company recorded income of $17 million in 2000 and recorded expense of $3 million and $6 million in 1999 and 1998, respectively, and primarily credited or charged the remaining amounts to electric utility plant. Of the net periodic other benefit costs, the Company expensed $2 million, $4 million and $10 million in 2000, 1999 and 1998, respectively, and primarily charged the remaining amounts to electric utility plant.

  At December 31, 2000 and 1999, the Company had pension plans in which the accumulated benefit obligations exceeded plan assets at fair value, but such plans did not have material benefit obligations.

  The health care cost trend rate assumptions can have a significant effect on the amounts reported for other benefits. At December 31, 2000, a one-percentage-point increase in the assumed health care cost trend rates would have increased the total service and interest cost by $0.5 million and the postretirement benefit obligation by $5.6 million, and a one-percentage-point decrease would have reduced the total service and interest cost by $0.5 million and the postretirement benefit obligation by $5.9 million.

12 . Income taxes
--------------------------------------------------------------------------------

The components of income taxes attributable to income from continuing operations were as follows:

Years ended December 31                                                         2000            1999            1998
--------------------------------------------------------------------------------------------------------------------
(in thousands)
Federal
 Current............................................................        $ 51,139         $55,278         $56,118
 Deferred...........................................................         (26,854)            692          (2,452)
 Deferred tax credits, net..........................................          (1,585)         (1,596)         (1,634)
--------------------------------------------------------------------------------------------------------------------
                                                                              22,700          54,374          52,032
--------------------------------------------------------------------------------------------------------------------
State
 Current............................................................           2,711             902           3,497
 Deferred...........................................................          (5,101)            293             295
 Deferred tax credits, net..........................................             932           1,421           1,129
--------------------------------------------------------------------------------------------------------------------
                                                                              (1,458)          2,616           4,921
--------------------------------------------------------------------------------------------------------------------
                                                                            $ 21,242         $56,990         $56,953
====================================================================================================================

In March 1998, ASB formed a subsidiary, ASB Realty Corporation, which elects to be taxed as a real estate investment trust. This reorganization has reduced ASB's state income taxes by $3.2 million for 2000, $2.8 million for 1999 and $2.5 million for 1998. Although the State of Hawaii has indicated in a tax information release that it may challenge the tax treatment of this reorganization, ASB believes that its tax position is proper.

A reconciliation of the amount of income taxes computed at the federal statutory rate of 35% to the amount provided in the Company's consolidated statements of income was as follows:

Years ended December 31                                                        2000            1999            1998
-------------------------------------------------------------------------------------------------------------------
(in thousands)

Amount at the federal statutory income tax rate.....................        $23,445         $52,459         $53,053
State income taxes, net of effect on federal income taxes...........           (947)          1,700           3,199
Preferred stock dividends of subsidiaries...........................            702             747           2,102
Keyman life insurance...............................................         (1,672)         (1,404)         (1,526)
Other, net..........................................................           (286)          3,488             125
-------------------------------------------------------------------------------------------------------------------
                                                                            $21,242         $56,990         $56,953
===================================================================================================================

The tax effects of temporary differences that give rise to deferred tax assets and liabilities were as follows:

December 31                                                                                    2000            1999
-------------------------------------------------------------------------------------------------------------------
(in thousands)

Deferred tax assets
   Property, plant and equipment....................................................       $ 12,525        $ 11,816
   Contributions in aid of construction and customer advances.......................         49,240          51,834
   Book losses from and write-off of Philippines investment.........................         38,813               -
   Allowance for loan losses........................................................         12,154          13,100
   Other............................................................................         22,425          26,535
-------------------------------------------------------------------------------------------------------------------
                                                                                            135,157         103,285
-------------------------------------------------------------------------------------------------------------------
Deferred tax liabilities
   Property, plant and equipment....................................................        175,184         173,248
   Leveraged leases.................................................................         40,947          42,915
   Regulatory assets................................................................         23,672          22,423
   FHLB stock dividend..............................................................         14,251          12,298
   Other............................................................................         28,616          33,678
-------------------------------------------------------------------------------------------------------------------
                                                                                            282,670         284,562
-------------------------------------------------------------------------------------------------------------------
Net deferred income tax liability...................................................       $147,513        $181,277
===================================================================================================================

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Based upon historical taxable income, projections for future taxable income and available tax planning strategies, management believes it is more likely than not the Company will realize the benefits of the deferred tax assets and provided no valuation allowance for deferred tax assets during 2000, 1999 and 1998.

13 . Cash flows
--------------------------------------------------------------------------------

Supplemental disclosures of cash flow information. In 2000, 1999 and 1998, the Company paid interest amounting to $309 million, $282 million and $279 million, respectively.

     In 2000, 1999 and 1998, the Company paid income taxes amounting to $23 million, $83 million and $32 million, respectively. The significant changes in income taxes paid from 1998 to 2000 was primarily due to the timing of tax payments on income from ASB Realty Corporation.

Supplemental disclosures of noncash activities. In April 2000, HEI recommenced issuing new common shares under the HEI Dividend Reinvestment and Stock Purchase Plan (DRIP). From March 1998 to March 2000, HEI had acquired for cash its common shares in the open market to satisfy the requirements of the HEI DRIP. Under the HEI DRIP, common stock dividends reinvested by shareholders in HEI common stock in noncash transactions amounted to $12 million in 2000.

     In 2000, 1999 and 1998, HECO and its subsidiaries capitalized as part of the cost of electric utility plant an allowance for equity funds used during construction amounting to $5 million, $4 million and $10 million, respectively.

14 . Regulatory restrictions on net assets
--------------------------------------------------------------------------------

At December 31, 2000, HEI subsidiaries could not transfer approximately $724 million of net assets to HEI in the form of dividends, loans or advances without regulatory approval. HEI management expects that the regulatory restrictions will not materially affect the operations of the Company nor HEI's ability to pay common stock dividends.

15 . Significant group concentrations of credit risk
--------------------------------------------------------------------------------

Most of the Company's business activity is with customers located in the State of Hawaii. Most of ASB's financial instruments are based in the State of Hawaii, except for the mortgage/asset-backed securities. Substantially all real estate loans receivable are secured by real estate in Hawaii. ASB's policy is to require mortgage insurance on all real estate loans with a loan to appraisal
ratio in excess of 80% at origination.   At December 31, 2000, ASB's private-
issue mortgage/asset-backed securities represented whole or participating interests in pools of mortgage loans collateralized by real estate in the continental U.S. As of December 31, 2000, various securities rating agencies had rated the private-issue mortgage/asset-backed securities held by ASB as investment grade.

16 . Discontinued operations
--------------------------------------------------------------------------------

Malama Pacific Corp. (MPC). On September 14, 1998, the HEI Board of Directors adopted a plan to exit the residential real estate development business (engaged in by MPC and its subsidiaries) by September 1999. Accordingly, MPC management commenced a program to sell all of MPC's real estate assets and investments and HEI reported MPC as a discontinued operation in the Company's consolidated statements of income in the third quarter of 1998. Due to the decline in values of its real estate assets and investments, MPC recognized impairment losses of $19.3 million in 1998 in accordance with the provisions of SFAS No. 121, notwithstanding the plan to exit the residential real estate development business. Operating activity of the residential real estate development business for the period September 14, 1998 through December 31, 1998 was not significant. In 1999, MPC's loss from operations, excluding interest expense, was not significant and MPC received $10 million in net proceeds from the sale of properties. In 1999, actual losses on real estate dispositions were less than originally estimated and certain contractual commitments were successfully renegotiated. Thus, in 1999, the Company reversed $4.0 million of the loss reserve established in 1998.

     Selected financial information for the discontinued operations of MPC and subsidiaries is as follows:

Years ended December 31                                                                1999              1998
-------------------------------------------------------------------------------------------------------------
(in thousands, except per share amounts)
Operations
Revenues......................................................................      $     -         $   3,313
=============================================================================================================
Operating loss (including impairment writedowns)..............................      $     -         $ (20,648)
Interest expense..............................................................            -            (1,609)
Income tax benefits...........................................................            -            (8,659)
-------------------------------------------------------------------------------------------------------------
Loss from operations..........................................................            -           (13,598)
-------------------------------------------------------------------------------------------------------------

Disposal
Gain (loss), including 1998 provision of $5,000  for
     loss from operations during phase-out period.............................        6,471           (16,343)
Income taxes (benefits).......................................................        2,518            (6,359)
-------------------------------------------------------------------------------------------------------------
Gain (loss) on disposal.......................................................        3,953            (9,984)
-------------------------------------------------------------------------------------------------------------
Gain (loss) from discontinued operations of MPC...............................      $ 3,953         $ (23,582)
=============================================================================================================
Basic earnings (loss) per common share........................................      $  0.12         $   (0.74)
=============================================================================================================
Diluted earnings (loss) per common share......................................      $  0.12         $   (0.73)
=============================================================================================================

As of December 31, 2000, the remaining net assets of the discontinued residential real estate development operations amounted to $12 million (included in "Other" assets) and consisted primarily of real estate assets, receivables and deferred tax assets, reduced by accounts payable. The amounts that MPC will ultimately realize from the sale of the real estate assets could differ materially from the recorded amounts.

     Prior to September 14, 1998, interest expense (in the above table) consisted of actual interest accrued on MPC's borrowings from banks and other third parties, and allocated interest calculated at HEI's existing commercial paper rates applied to intercompany borrowing amounts. Interest costs included in the determination of the loss on disposal of MPC amounted to $2 million and consisted of interest expected to be incurred on MPC's borrowings from banks and other third parties and allocated interest. Allocated interest was calculated at HEI's weighted-average cost of debt applied to 80% of MPC's expected remaining assets, net of bank and other third party debt, over the expected disposal period.

The Hawaiian Insurance & Guaranty Company, Limited (HIG). HIG and its subsidiaries (collectively, the HIG Group) were property and casualty insurance companies. In December 1992, due to a significant increase in the estimate of policyholder claims from Hurricane Iniki, the HEI Board of Directors concluded it would not contribute additional capital to HIG and the remaining investment in the HIG Group was written off. On December 24, 1992, a formal rehabilitation order vested full control over the HIG Group in the Insurance Commissioner of the State of Hawaii (the Rehabilitator) and her deputies. HEI Diversified, Inc. (HEIDI) was the holder of record of all the common stock of HIG until August 16, 1994. In 1994, the Company settled a lawsuit stemming from this situation, with the Company making a settlement payment of $32 million to the Rehabilitator. HEI and HEIDI sought reimbursement for the settlement, interest and defense costs from three director and officer liability insurance carriers. In August 1998, the Company settled all claims with the three former insurance carriers relating to the 1994 settlement payment. The Company received $24.5 million ($13.8 million net of estimated expenses and income taxes, or $0.43 in basic and diluted earnings per common share for 1998), and recorded the settlement as a net gain on disposal of discontinued operations in the third quarter of 1998.

17 . Fair value of financial instruments
--------------------------------------------------------------------------------

The Company used the following methods and assumptions to estimate the fair value of each applicable class of financial instruments for which it is practicable to estimate that value:

Cash and equivalents and short-term borrowings. The carrying amount approximated fair value because of the short maturity of these instruments.

Investment and mortgage/asset-backed securities. Fair value was based on quoted market prices or dealer quotes.

Loans receivable. For certain categories of loans, such as some residential mortgages, credit card receivables, and other consumer loans, fair value was estimated using the quoted market prices for securities backed by similar loans, adjusted for differences in loan characteristics. The fair value of other types of loans was estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for similar remaining maturities.

Deposit liabilities. The fair value of demand deposits, savings accounts, and certain money market deposits was estimated using the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit was estimated using the rates currently offered for deposits of similar remaining maturities.

Securities sold under agreements to repurchase. Fair value was estimated using dealer quotes for securities sold under agreements to repurchase with similar terms and remaining maturities.

Advances from Federal Home Loan Bank and long-term debt. Fair value was estimated by discounting the future cash flows using the current rates available for borrowings with similar remaining maturities.

HEI- and HECO-obligated preferred securities of trust subsidiaries. Fair value was based on quoted market prices.

     The estimated fair values of certain of the Company's financial instruments were as follows:

December 31                                            2000                       1999
-----------------------------------------------------------------------------------------------
                                               Carrying    Estimated      Carrying    Estimated
(in thousands)                                   amount   fair value        amount   fair value
-----------------------------------------------------------------------------------------------
Financial assets
 Cash and equivalents....................    $  215,034   $  215,034    $  199,906   $  199,906
 Available-for-sale investment and
  mortgage/asset-backed securities.......       164,668      164,668             -            -
 Held-to-maturity investment and
  mortgage/asset-backed securities.......     2,105,837    2,106,634     2,159,945    2,124,141
 Loans receivable, net...................     3,211,325    3,314,910     3,211,878    3,226,292
Financial liabilities
 Deposit liabilities.....................     3,584,646    3,587,518     3,491,655    3,475,044
 Short-term borrowings...................       104,398      104,398       151,833      151,833
 Securities sold under agreements to
  repurchase.............................       596,504      595,692       661,215      653,624
 Advances from Federal Home Loan Bank....     1,249,252    1,268,226     1,189,081    1,167,027
 Long-term debt..........................     1,088,731    1,101,883       977,529      935,352
HEI- and HECO-obligated preferred
 securities of trust subsidiaries........       200,000      191,740       200,000      165,000
Off-balance sheet
 Commitments to extend credit /1/
-----------------------------------------------------------------------------------------------

/1/ At December 31, 2000 and 1999, neither the commitment fees received on commitments to extend credit nor the fair value thereof were significant to the Company's consolidated financial statements.

Limitations. The Company makes fair value estimates at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result if the Company were to sell its entire holding of a particular financial instrument at one time. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

     Fair value estimates are provided for certain financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. In addition, the tax ramifications related to the realization of the unrealized gains and losses could have a significant effect on fair value estimates and have not been considered.

18 . Quarterly information (unaudited)
--------------------------------------------------------------------------------
Selected quarterly information was as follows:

                                                                Quarters ended                         Year ended
--------------------------------------------------------------------------------------------------
(in thousands, except per share amounts)       Mar 31        Jun 30        Sep 30         Dec 31           Dec 31
-------------------------------------------------------------------------------------------------------------------
2000

Revenues.................................     $401,875      $413,136      $445,867        $458,146       $1,719,024
Operating income /1/.....................       68,202        57,126        60,510         (30,491)         155,347
Net income /1/...........................       28,976        19,096        22,049         (24,377)          45,744
Basic earnings (loss) per common              $   0.90      $   0.59      $   0.68        $  (0.74)      $     1.41
share /1,2/..............................
Diluted earnings (loss) per common                0.90          0.59          0.67           (0.74)            1.40
share /1,3/..............................
Dividends per common share...............         0.62          0.62          0.62            0.62             2.48
Market price per common share /4/
  High...................................     $  31.81      $  37.69      $  35.69        $  37.94       $    37.94
  Low....................................        27.69         30.88         31.19           31.50            27.69

1999

Revenues /1/.............................     $352,247      $369,688      $392,450        $408,905       $1,523,290
Operating income /1/.....................       54,032        58,710        56,551          64,578          233,871
Net income
   Continuing operations /1/.............     $ 20,754      $ 22,756      $ 21,632        $ 27,752       $   92,894
   Discontinued operations...............            -             -             -           3,953            3,953
                                         --------------------------------------------------------------------------
                                              $ 20,754      $ 22,756      $ 21,632        $ 31,705       $   96,847
                                         --------------------------------------------------------------------------
Basic earnings per common share /2/
   Continuing operations /1/.............     $   0.65      $   0.71      $   0.67        $   0.86       $     2.89
   Discontinued operations...............            -             -             -            0.12             0.12
                                         --------------------------------------------------------------------------
                                              $   0.65      $   0.71      $   0.67        $   0.98       $     3.01
                                         --------------------------------------------------------------------------
Diluted earnings per common share /3/
   Continuing operations /1/.............     $   0.64      $   0.71      $   0.67        $   0.86       $     2.88
   Discontinued operations...............            -             -             -            0.12             0.12
                                         --------------------------------------------------------------------------
                                              $   0.64      $   0.71      $   0.67        $   0.98       $     3.00
                                         --------------------------------------------------------------------------
Dividends per common share...............     $   0.62      $   0.62      $   0.62        $   0.62       $     2.48
Market price per common share /4/
  High...................................     $  40.50      $  36.88      $  36.38        $  36.13       $    40.50
  Low....................................        34.50         34.56         34.38           28.06            28.06
-------------------------------------------------------------------------------------------------------------------

1 For 2000, amounts for the fourth quarter include the write-off of a Philippines investment and a related accrual ($75.7 million pretax, $36.8 million after tax) and amounts for the second and third quarters include the writedown ($3.2 million and $2.6 million pretax, respectively, and $2.1 million and $1.7 million after tax, respectively) of four ASB-owned debt securities that were reclassified to "available-for-sale" status.
     For 1999, amounts for the fourth quarter include the elimination of a leveraged lease loss accrual ($3.7 million pretax, $2.3 million after tax) and a reversal of the loss recorded in the third quarter for the sale of YB and HTB assets partly due to higher than expected proceeds on the sale of HTB's assets ($3.3 million pretax, $2.0 million after tax).

2 The quarterly basic earnings (loss) per common share are based upon the weighted-average number of shares of common stock outstanding in each quarter.

3 The quarterly diluted earnings (loss) per common share are based upon the weighted-average number of shares of common stock outstanding in each quarter plus the dilutive incremental shares at quarter end.

4 Market prices of HEI common stock (symbol HE) shown are as reported on the NYSE Composite Tape.

                                                      HEI Directors
Robert F. Clarke, 58 (1)*               Bill D. Mills, 49 (2,3,4)                 Oswald K. Stender, 69 (3, 4)
Chairman, President and                 Chairman of the Board and                 Real estate consultant
Chief Executive Officer                 Chief Executive Officer                   (real estate)
Hawaiian Electric Industries, Inc.      Bill Mills Development and                1993
1989                                    Investment Company, Inc.
                                        (real estate development)                 Kelvin H. Taketa, 46 (2)*
Don E. Carroll, 59 (3, 4)               1988                                      President and Chief Executive
President and Chief Executive                                                     Officer
Officer                                 A. Maurice Myers, 60 (3, 4)               Hawaii Community Foundation
Oceanic Cablevision                     Chairman and                              (statewide charitable foundation)
(cable television broadcasting)         Chief Executive Officer                   1993
1996                                    Waste Management, Inc.
                                        (environmental services)                  Jeffrey N. Watanabe, 58 (1, 4)*
Richard Henderson, 72 (1, 2)*           1991                                      Partner
President                                                                         Watanabe, Ing & Kawashima
HSC, Inc.                               Diane J. Plotts, 65 (1, 2, 3)*            (private law firm)
(real estate investment and             Business advisor                          1987
development)                            1987
1981
                                        James K. Scott, Ed.D., 49 (2)*            Committees of the Board of Directors
                                        President                               ------------------------------------------
Victor Hao Li, S.J.D., 59 (2)*          Punahou School                            (1) Executive:
Co-chairman                             (private education)                           Richard Henderson, Chairman
Asia Pacific Consulting Group           1995                                      (2) Audit:
(international business consultant)                                                   Richard Henderson, Chairman
1988                                                                              (3) Compensation:
                                                                                      Diane J. Plotts, Chairman
T. Michael May, 54*                                                               (4) Nominating & Corporate
President and Chief Executive                                                         Governance:
Officer                                                                               Jeffrey N. Watanabe, Chairman
Hawaiian Electric Company, Inc.
1995

*Also member of one or more subsidiary boards

Year denotes year of election to the board of directors
Information as of February 14, 2001

                                                 HEI Officers

Robert F. Clarke, 58                    Peter C. Lewis, 66                      Curtis Y. Harada, 45
Chairman, President and                 Vice President-Administration and       Controller
Chief Executive Officer                 Corporate Secretary                     1989
1987                                    1968
                                                                                Molly M. Egged, 50
T. Michael May, 54                      Charles F. Wall, 61                     Assistant Secretary
Senior Vice President                   Vice President and                      1980
1992                                    Corporate Information Officer
                                        1990
Robert F. Mougeot, 58
Financial Vice President, Treasurer     Andrew I. T. Chang, 61
and Chief Financial Officer             Vice President - Government Relations
1988                                    1985

Year denotes year of employment by the Company
Information as of February 14, 2001

                            Stockholder Information

Corporate headquarters                                    Dividend reinvestment and stock purchase plan
Hawaiian Electric Industries, Inc.                        Any individual of legal age or any entity may buy HEI
900 Richards Street      P. O. Box 730                    common stock at market prices directly from the company.
Honolulu, Hawaii 96813   Honolulu, Hawaii 96808-0730      The minimum initial investment is $250. Additional optional
Telephone:  808-543-5662                                  cash investments may be as small as $25. The annual maximum
Facsimile:  808-543-7966                                  investment is $120,000. After your account is open, you may reinvest all of your dividends to purchase additional
                                                          shares, or elect to receive some of your dividends in cash.
New York Stock Exchange                                   You may instruct the company to electronically debit a
Common stock symbol:  HE                                  regular amount from a checking or savings account. The
Trust preferred securities symbols:  HEPrS (HEI),         Company also can deposit dividends automatically in your
   HEPrQ and HEPrT (HECO)                                 checking or savings account.  A prospectus describing the
                                                          plan may be obtained through HEI's website or by contacting
Shareholder Services                                      Shareholder Services.
P. O. Box 730
Honolulu, Hawaii 96808-0730                               Annual meeting
Telephone:  808-532-5841                                  Tuesday, April 24, 2001, 9:30 a.m.
Facsimile:  808-532-5868                                  Pacific Tower
Email:  invest@hei.com                                    1001 Bishop Street - 8/th/ floor, Room 805
                                                          Honolulu, Hawaii 96813
Correspondence about common stock and utility preferred
stock ownership, dividend payments, transfer
requirements, changes of address, lost stock              Please direct inquiries to:
certificates, duplicate mailings and account status       Peter C. Lewis
may be directed to Shareholder Services.                  Vice President-Administration and Corporate Secretary
                                                          Telephone:  808-543-7900
After March 31, 2001, a copy of the Form 10-K annual      Facsimile:  808-543-7523
report for 2000 for Hawaiian Electric Industries, Inc.
and Hawaiian Electric Company, Inc., including
financial statements and schedules, may be obtained       Independent auditors
from HEI upon written request without charge from         KPMG LLP
Shareholder Services (at the above address) or through    Pauahi Tower
HEI's website.                                            1001 Bishop Street - Suite 2100
                                                          Honolulu, Hawaii 96813
Website                                                   Telephone:  808-531-7286
Internet users can access information about HEI and its
subsidiaries at the following address:
http://www.hei.com                                        Institutional investor and securities analyst inquiries
                                                          Please direct inquiries to:
Company News on Call                                      Suzy P. Hollinger
1-888-943-4329 (9HEIFAX)                                  Manager, Investor Relations
Our toll free, automated voice response system allows     Telephone:  808-543-7385
shareholders to listen to recorded dividend and           Facsimile:  808-543-7966
earnings information, news releases, stock quotes and     Email:  shollinger@hei.com
the answers to frequently asked stockholder questions,
or to request faxes or mailed copies of various
documents.                                                Transfer agents
                                                          Common stock and utility company preferred stock:
Dividends and distributions                               Shareholder Services
Common stock quarterly dividends are customarily paid     Hawaiian Electric Industries, Inc.
on or about the 10/th/ of March, June, September and
December to stockholders of record on or about the        Common stock only:
10/th/ of February, May, August and November.             Continental Stock Transfer & Trust Company
Quarterly distributions on trust preferred                2 Broadway
securities are paid by Hawaiian Electric                  New York, New York 10004
Industries Capital Trust I and HECO Capital Trusts        Telephone:  212-509-4000
I and II on or about March 31, June 30, September         Facsimile:  212-509-5150
30 and December 31 to holders of record on the
business day before the distribution is paid.
Utility company preferred stock quarterly dividends       Trust preferred securities:
are paid on the 15/th/ of January, April, July and        Contact your investment broker for information on transfer
October to preferred stockholders of record on the        procedures.
5th of these months.